Form 10-K, Exhibit 13
period 1997-07-31
MULTIGRAPHICS INC
filed 1997-10-22
CIK 2310

                                   EXHIBIT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following table sets forth for the years indicated certain items from the Condensed Consolidated Statements of Operations (expressed in millions of dollars).

OPERATING RESULTS (CONTINUING OPERATIONS)


   YEARS ENDED JULY 31,                       1997        1996       1995
   --------------------                       ----        ----       ----
REVENUES                                      $88.7       $168.1   $191.5
Gross margin                                   24.8         37.6     52.7
Operating expenses                             23.5         54.0     55.2
                                              -----       ------   ------
OPERATING INCOME (LOSS)                         1.3        (16.4)    (2.5)
Non-operating expenses                          1.2          3.8      1.7
                                              -----       ------   ------
NET INCOME (LOSS) FROM CONTINUING
 OPERATIONS                                    $0.1       ($20.2)   ($4.2)



COMPARISON OF 1997 TO 1996

Net income in 1997 of $0.1 million ($0.04 per common share) improved significantly over the net loss of $20.2 million from continuing operations in 1996. The improved result in 1997 was primarily due to restructuring initiatives which the Company formulated and executed over the past two years. The plans have included the exit from unprofitable foreign subsidiaries, the divestitures of non-core product lines, the exit from manufacturing, and the implementation of strategic investments in new products and capabilities.

Revenues in 1997 of $88.7 million decreased by $79.4 million from 1996. The revenue decrease was primarily the result of: 1) the divestitures of foreign subsidiaries in Japan and Canada which accounted for a revenue decline of $37.8 million, and 2) the discontinuance of certain unprofitable product lines, including manufactured offset duplicator presses, which accounted for a revenue decline of $35.0 million. The Company is now focused on distributing an extensive range of equipment and supplies and providing technical service to in-plant printers and small to medium size printers in the graphic arts industry. The Company has completed the transition away from its historical position as a manufacturer.

Gross margin decreased in 1997 from 1996 due largely to the lower revenue level, however the gross margin rate of 28.0% in the current year improved by
5.6 percentage points over the prior year due to a more favorable product mix and the elimination of manufacturing overhead costs. Gross margin rates may decrease, however, as the Company seeks to add product lines through distribution agreements, joint ventures, affiliations with third parties, and acquisitions. To offset the lower margins the Company has invested in information systems and has undertaken other reorganization measures to increase efficiency and lower expenses.

Operating expenses decreased by $30.5 million in 1997 from 1996. The decrease in expenses were due to: 1) a $12.0 million reduction in selling, general and administrative expenses which reflects improved efficiencies as the business transitions to a distribution organization, and the reduction in corporate expenses; 2) the elimination of foreign operations, which accounted for $12.5 million of the reduction, including a $2.6 million gain on the divestiture of AM Japan Co., Ltd.; and 3) a reduction of $6.4 million in restructuring charges as compared with the prior year. Non-operating expenses decreased in 1997 by $2.6 million due to the elimination in 1997 of borrowings under the revolving credit agreement, lower interest costs on general unsecured claims, and interest income which was earned on divestiture proceeds received in 1997 from the sales of the Sheridan Systems segment and the Company's interest in AM Japan Co., Ltd. Net income of $0.1 million in 1997 improved by $20.3 million over 1996 due to improved gross margin rates and lower expenses as described.

The Company has developed strategies to increase revenues through product line additions, third party service agreements and acquisitions. An increase in revenue levels could improve profitability since the Company has infrastructure and systems which are capable of absorbing a greater volume of transactions.

COMPARISON OF 1996 TO 1995

The net loss in 1996 of $20.2 million from continuing operations, or $7.19 per common share, increased by $16.0 million over the $4.2 million loss in 1995. (The earnings per share amounts in 1996 and 1995 have been restated to give effect to the one for two and a half share reverse stock split which took place in 1997.)

In response to a declining demand for manufactured duplicator products and services, the Company developed a strategic plan in 1995 to transition from being a manufacturer to becoming a broad based distributor of equipment, supplies and services to the graphic arts industry. The initial steps to implement this strategic shift were undertaken in 1996 and included the sale of the Company's major manufacturing, distribution and administration facility and subsequent relocation of operations, which remain in the suburban Chicago area.

Revenues in 1996 declined $23.4 million from 1995. The decline in revenues occurred principally in the manufactured offset duplicating press, supply and service product lines. The decrease was due to a long term decline in market demand for duplicator products due to inroads from competing printing technologies. The decrease in market demand has led to an erosion of installed equipment and consequently lower sales of consumables and services to the installed base of duplicators. In addition, in 1996 the Company had significant liquidity problems which led to a reduction in inventory levels which in turn affected deliveries to customers.

The loss in 1996 was primarily the result of lower revenues, a decrease in the gross margin rate as the Company shifted mix to lower margin distributed products, and restructuring charges of $7.0 million to shut down manufacturing operations, close the corporate offices and exit its unprofitable Canadian subsidiary. Non-operating expenses increased in 1996 by $2.1 million due primarily to increased borrowings under the revolving credit agreement. The net loss of $20.2 million from continuing operations in 1996 increased by $16.0 million over 1995 due to the factors cited above.

LIQUIDITY AND CAPITAL RESOURCES (THREE YEARS ENDED JULY 31, 1997)

The Company's total cash and cash equivalents of $10.4 million as of July 31, 1997 increased by $7.8 million during the fiscal year following decreases in cash balances of $10.0 million and $8.5 million in 1996 and 1995, respectively.

Operating Activities

In 1997, the Company had a cash outflow of $15.6 million. The 1997 cash outflow was primarily due to a $10.2 million reduction in trade payables as extended credit terms were reduced with vendors, and a $14.7 million reduction in accrued liabilities primarily due to restructuring payments which included payments for severance, accrued vacation and the settlement of a lease obligation. A $9.0 million reduction in accounts receivable partially offset other outflows and was due to improved collection rates, the collection of receivables from the phased out manufactured machine product line, and a lower revenue level. Inventories increased $0.3 million in supplies and parts to improve product availability.

In 1996, the Company had a cash outflow of $3.9 million which improved by $1.0 million over 1995. The net loss of $45.5 million in 1996 was largely offset by a $26.3 million reduction in the net assets of discontinued operations, primarily accounts receivable and lease receivables, and reductions in the accounts receivable and inventories of the continuing business. The inventory reduction was the result of the phase out of machine manufacturing and general reductions in stock levels due to liquidity problems.

In 1995, the Company's net outflow of $4.9 million was primarily comprised of net income of $4.6 million, a cash outflow of $15.7 million in discontinued operations due primarily to a reduction in customer advances on a lower backlog of orders, and a favorable benefit from operating loss carryforwards of $8.0 million. Fresh Start Reporting rules require recognition of tax expense although the Company had no requirement to pay U.S. Federal taxes.

Depreciation and amortization of $1.8 million in 1997 decreased by $2.3 million from 1996. In 1996 an additional $2.0 million was provided against certain manufacturing assets following the decision to phase out manufacturing. Depreciation and amortization in 1995 totaled $2.3 million. The Company's fixed assets consist primarily of leasehold improvements and computer systems.

Investing Activities

In 1997 the Company received net proceeds of $50.6 million from the divestitures of Sheridan Systems and AM Japan Co., Ltd. In 1996 the Company received $6.8 million from the disposition of property, primarily from the sale of the Mt. Prospect, IL manufacturing and headquarters facility. Capital expenditures of $1.9 million in 1997 were to maintain facilities and to complete the information systems upgrade. Capital expenditures in 1996 of $9.0 million were primarily to acquire new facilities and upgrade systems equipment. Capital expenditures of $2.4 million in 1995 were primarily to maintain operations.


Financing Activities

In 1997, financing activities were a net outflow of $25.5 million as compared with outflows of $2.7 million and $2.2 million in 1996 and 1995, respectively. In 1997 the Company repaid its outstanding balance under the revolving credit agreement of $5.4 million with the proceeds from divestitures. The borrowings in 1996 were necessitated by operating losses. The Company has made payments of $5.3 million, $5.1 million and $4.3 million in 1997, 1996 and 1995, respectively, to resolve unsecured claims and priority tax claims in accordance with the Reorganization Plan of 1993. In 1997 the Board of Directors declared a $2.00 per share special dividend to holders of record as of May 13, 1997.
The dividend was paid on May 27, 1997. In 1996 the Company received $4.0 million, primarily from capital lease agreements, which was utilized to fund leasehold improvements and computer system upgrades. In 1996 discontinued operations had a $6.7 million outflow which resulted primarily from reductions in long term debt and capital lease obligations.

The Company's primary source of financing is its $10 million three year secured revolving credit facility which it entered into in May, 1997. The Company believes that its existing cash reserves and the liquidity provided by the credit facility are sufficient to finance current operations and support future growth strategies which may include the acquisitions of other regional dealers or distributors in the graphics arts industry.


FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements and other statements that are not historical facts concerning, among other things, market conditions and the Company's strategies for growth and expansion. These statements are highly dependent upon a variety of important factors that could cause such results or events to differ materially. These factors include, but are not limited to, changing market conditions, the availability and cost of products, the impact of competitive products and pricing, the Company's ability to execute its strategic plans, the continued availability of sources of financing to assist in the execution of the Company's strategic plans, and other risks detailed herein and from time-to-time in the Company's Securities and Exchange Commission filings. There can be no assurance that the Company has accurately identified and properly weighed all of the factors that affect market conditions and demand for the Company's products and services, that the public information on which the Company has relied is accurate or complete or that the Company's analysis of the market and demand for its products and services is correct and, as a result, that the strategies based on such analysis will be successful.

                             Multigraphics, Inc.
                    Consolidated Statements of Operations
              (Dollars in thousands, except per share amounts)


                                                      Twelve Months Ended
                                        ---------------------------------------------
                                          July 31, 1997  July 31, 1996  July 31, 1995
                                        ---------------  -------------  -------------
Revenues
 Machines and Supplies                      $45,274       $112,118       $129,409
 Services                                    43,387         55,934         62,076
                                            -------       --------       --------
     Total Revenues                          88,661        168,052        191,485
                                            -------       --------       --------
Cost of Sales
 Machines and Supplies                       37,335         94,448         99,460
 Services                                    26,536         35,973         39,292

     Total Cost of Sales                     63,871        130,421        138,752
Gross Margin                                 24,790         37,631         52,733
Operating Expenses
     Selling, general and administrative     25,616         47,048         55,224
     Unusual items, net (income) expense     (2,095)         7,032              0
       Total Operating Expenses              23,521         54,080         55,224
Operating Income (Loss)                       1,269        (16,449)        (2,491)
Non-operating income (expense):
     Interest income                          1,288            169            222
     Interest expense                        (2,574)        (3,762)        (3,355)
     Other, net                                 120           (212)           (53)
Income (loss) from continuing operations
      before income taxes                       103        (20,254)        (5,677)
Income tax expense (benefit)                      0            (97)        (1,526)
      Net income (loss) from continuing
           operations                           103        (20,157)        (4,151)
Net income (loss) from discontinued
       operations, net of tax                     0        (25,342)         8,764
Net Income (Loss)                              $103       $(45,499)      $  4,613

Per share of common stock: (a)
Income (loss) from continuing operations    $  0.04         ($7.19)      $  (1.48)
Income (loss) from discontinued operation      0.00          (9.04)          3.12
                                            -------       --------       --------
            Net income (loss)               $  0.04       $ (16.23)      $   1.64

Weighted average shares of common stock and
  common stock equivalents outstanding (in
  thousands)                                  2,807          2,803          2,808


(a) The weighted average number of common shares outstanding and net income per common share have been restated to reflect the effect of the 1 for 2 # share reverse stock split which was approved by th shareholders on May 28, 1997.

The Notes to Consolidated Financial Statements are an integral part of these financial statements.

                             Multigraphics, Inc.
                         Consolidated Balance Sheets
               (Dollars in thousands, except per share amounts)



                                                                              1997            1996
                                                                            --------        --------
                               ASSETS
Current assets:
    Cash and cash equivalents                                               $10,376          $2,560
    Accounts receivable, net                                                 10,746          19,774
    Inventories, net                                                         11,893          11,602
    Prepaid expenses and other assets                                           744           1,069
    Net assets held for sale                                                      -           7,698
    Net assets of discontinued operations                                         -          42,940
                                                                            --------        -------
Total current assets                                                         33,759          85,643

Property, plant and equipment, net                                           10,222          10,867
Other assets, net                                                               919           1,452
                                                                            --------        -------
         Total assets                                                       $44,900         $97,962
                                                                            ========        =======
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Short-term borrowings and current maturities of long                     $6,273         $14,381
    Accounts payable                                                          5,217          15,435
    Service contract deferred income                                         11,738          12,924
    Payroll related expenses                                                  6,803          13,227
    Other current liabilities                                                 9,652          17,956
                                                                            --------        -------
Total current liabilities                                                    39,683          73,923

Long-term debt                                                                5,245           8,527
Other long-term liabilities                                                  11,872          13,216
                                                                            --------        -------
       Total liabilities                                                     56,800          95,666
                                                                            ========        =======

Commitments and contingencies (Note 5)
Shareholders' equity: (a)
  Common stock, $.025 par value; 9.5 million shares authorized;
      2,815,337 issued as of July 31, 1997 and 2,803,368 issued
      as of July 31, 1996                                                        70              70
  Capital in excess of par value                                             22,162          35,865
Less: treasury stock, at cost, 632 shares as of July 31,                          -               6
Warrants, 438,000 issued, exercise price of $7.20 as of                           -             383
  Accumulated earnings (deficit)                                            (34,132)        (34,234)
  Cumulative translation adjustment                                               -             218
                                                                            --------        --------
  Total shareholders' equity                                                (11,900)          2,296
                                                                            --------        --------
Total liabilities and shareholders' equity                                  $44,900         $97,962
                                                                            ========        ========


(a) The number of shares authorized and issued and the par value have been restated to reflect 1 for 2 # share reverse stock split which was approved by the Company's shareholders on M

The Notes to Consolidated Financial Statements are an integral part of these financial statement

Multigraphics, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)



                                                                           Twelve Months Ended
                                                             ----------------------------------------------------
                                                             July 31, 1997       July 31, 1996      July 31, 1995
                                                             -------------       -------------      -------------
Cash Flows from Operating Activities:
Net income (loss)                                                     $103          (45,499)              $4,613
Adjustments to reconcile net income to cash flow
  from operating activities:
  Depreciation of property, plant and equipment                      1,836            3,769                1,632
  Amortization and writedown of other assets                             -              407                  706
  Benefit from operating loss carryforwards                              -                -                8,037
  Discontinued operations                                                -           26,284              (15,715)
  Net assets held for sale                                               -           (2,682)                   -
  Change in assets and liabilities:
   Accounts receivable, net                                          9,028            6,308                 (391)
   Inventory, net                                                     (291)          13,056                2,703
   Prepaid expenses and other assets                                   858             (334)                (372)
   Accounts payable and accruals                                   (26,132)          (2,434)              (2,157)
   Other, net                                                       (1,041)          (2,794)              (3,950)
                                                                   -------          -------              -------
Cash flow from operating activities                                (15,639)          (3,919)              (4,894)
                                                                   -------          -------              -------

Cash Flows from Investing Activities:
  Capital expenditures                                              (1,862)          (8,990)              (2,362)
  Proceeds from Divested Operations                                 50,638                -                    -
  Proceeds from disposition of property                                149            6,822                    -
  Discontinued operations                                                -           (1,262)                 886
                                                                   -------          -------              -------
Cash flow from investing activities                                 48,925           (3,430)              (1,476)
                                                                   -------          -------              -------

Cash Flows from Financing Activities:
  Net borrowings (payments) under revolving
         credit facilities                                          (5,430)           5,430                    -
  Payment of Bankruptcy Claims                                      (5,318)          (5,106)              (4,312)
  Borrowings under capital lease and other
        arrangements                                                     -            4,041                    -
  Payments under capital lease
        arrangements                                                  (642)            (358)                   -
  Payment of special dividend                                      (14,080)               -                    -
  Discontinued operations                                                -           (6,661)               2,133
                                                                   -------          -------              -------
Cash flow from financing activities                                (25,470)          (2,654)              (2,179)
                                                                   -------          -------              -------

Increase (decrease) in cash and
  cash equivalents                                                   7,816          (10,003)              (8,549)
Cash and cash equivalents at beginning of period                     2,560           12,563               21,112
                                                                   -------          -------              -------
Cash and cash equivalents at end of period                         $10,376           $2,560              $12,563
                                                                   =======          =======              =======


The Notes to Consolidated Financial Statements are an integral part of these financial statemen

                              Multigraphics, Inc.
                 Consolidated Statement of Shareholders' Equity
                             (Dollars in thousands)

---------------------------------------------------------------------------------------------------------------------------------
                                          ---------------------------------------         ---------------------------------------
                                                        Common Stock                                    Treasury Stock
                                          ---------------------------------------         ---------------------------------------
                                           Number                                            Number
                                         of Shares (a)                   Amount           of Shares (a)                 Amount
                                         ---------                      ---------         ---------                   ---------
Balance July 31, 1994                    2,800,000                       $ 70                  448                     $    (6)
  Net Income
  Aggregate effect of current
    year translation adjustments
   Issuance of new common stock              4,000
  Purchase of Treasury Stock                                                                    50
                                         ---------                      -----             --------                    --------
Balance at July 31, 1995                 2,804,000                         70                  498                          (6)
  Net loss
  Aggregate effect of current
    year translation adjustments
  Purchase of Treasury Stock                                                                   134
  Other, net
                                         ---------                      -----             --------                    --------
Balance at July 31, 1996                 2,804,000                         70                  632                          (6)
                                         ---------                      -----             --------                    --------
  Net income
  Aggregate effect of current
    year translation adjustments
  Issuance of new common stock              11,969
  Retirement of Treasury Stock                (632)                                           (632)                          6
  Expiration of Warrants
  Payment of special dividend
  Other, net
                                         ---------                      -----             --------                    --------
Balance at July 31, 1997                 2,815,337                       $ 70             $      -                     $     -
                                         =========                      =====             ========                    ========

                                          ---------------------------------------
                                                        Warrants
                                          ---------------------------------------         Capital in
                                            Number                                        Excess of                  Accumulated
                                         of Shares (a)                   Amount           Par Value               Earnings(Deficit)
                                         ---------                      ---------         ---------                   ---------
Balance July 31, 1994                      438,000                      $ 383              $35,547                     $ 6,652
  Net Income                                                                                                             4,613
  Aggregate effect of current
    year translation adjustments
   Issuance of new common stock                                                                 90
  Purchase of Treasury Stock
                                         ---------                      -----             --------                    ---------
Balance at July 31, 1995                   438,000                        383               35,637                      11,265
  Net loss                                                                                                             (45,499)
  Aggregate effect of current
    year translation adjustments
  Purchase of Treasury Stock
  Other, net                                                                                   228
                                         ---------                      -----             --------                    ---------
Balance at July 31, 1996                   438,000                        383               35,865                     (34,234)
                                         ---------                      -----             --------                    ---------
  Net income                                                                                                               103
  Aggregate effect of current
    year translation adjustments
  Issuance of new common stock
  Retirement of Treasury Stock                                                                  (6)
  Expiration of Warrants                  (438,000)                      (383)                 383
  Payment of special dividend                                                              (14,080)
  Other, net                                                                                                                (1)
                                         ---------                      -----             --------                    ---------
Balance at July 31, 1997                         -                      $   -             $ 22,162                    $(34,132)
                                         ---------                      -----             --------                    --------
                                           Cumulative                   Total
                                           Translation               Shareholder's
                                           Adjustment                   Equity
                                           ---------                   ---------
Balance July 31, 1994                       $   130                    $42,776
  Net Income                                                             4,613
  Aggregate effect of current
    year translation adjustments                822                        822
   Issuance of new common stock                                             90
  Purchase of Treasury Stock                                                 -
                                           --------                   --------
Balance at July 31, 1995                        952                     48,301
  Net loss                                                             (45,499)
  Aggregate effect of current
    year translation adjustments               (734)                      (734)
  Purchase of Treasury Stock                                                 -
  Other, net                                                               228
                                           --------                   --------
Balance at July 31, 1996                        218                      2,296
                                           --------                   --------
  Net income                                                               103
  Aggregate effect of current
    year translation adjustments               (218)                      (218)
  Issuance of new common stock                                               -
  Retirement of Treasury Stock                                               -
  Expiration of Warrants                                                     -
  Payment of special dividend                                          (14,080)
  Other, net                                                                (1)
                                           --------                   --------
Balance at July 31, 1997                   $      -                   $(11,900)
                                           ========                   ========

(a) The number of shares have been restated to reflect the effect of the 1 for 2 1/2 share reverse stock split which was approved by the Company's share-holders on May 28, 1997.

The Notes to Consolidated Financial Statements are an intetral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT AS OTHERWISE NOTED AND PER SHARE AMOUNTS)
NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Multigraphics, Inc. (the "Company"), a Delaware corporation, distributes an extensive range of equipment, supplies, and services to the graphics arts industry. The Company has approximately 20,000 customers, including small and mid-size commercial printers, quick print franchises, in-plant print shops, governmental agencies, and educational institutions. No individual customer accounts for more than 10% of net revenue.

The Company's headquarters and primary operations are located in Mt. Prospect, Illinois. Products are distributed throughout the United States utilizing eight distribution facilities. To a lesser extent, products are distributed internationally through independent dealers. The Company employs approximately 365 service technicians throughout the United States to provide technical service and training.

Basis of Presentation: The Consolidated Financial Statements include the accounts of Multigraphics, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated. The Company's fiscal year end is July 31. All references to years, unless otherwise indicated, refer to the fiscal year. Certain prior year amounts have been reclassified to be consistent with current year presentation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. It is the Company's policy to invest its excess cash in interest bearing deposits with major banks and institutional money market funds.

Inventories: Inventories are valued at the lower of cost, which includes material, labor and overhead, determined by the first-in, first out (FIFO) method, or market.

Properties, Equipment and Depreciation: Properties and Equipment are stated at cost and are depreciated over estimated useful lives, ranging from 5 to 30 years, primarily on a straight-line basis. The Company adjusts the net book value to recognize impairments in accordance with "SFAS 121: Accounting for the Impairment of Long-Lived Assets and Long-Lived assets to be Disposed Of."

Currency Translation: Foreign assets and liabilities have been translated into United States dollars at current exchange rates as of the balance sheet dates, and revenues and expenses have been translated at the average exchange rates in effect during each period. Translation adjustments are reported as a separate component of Shareholders' Equity. Exchange gains and losses on foreign currency transactions are included in the Consolidated Statements of Operations and are not material.

Revenue Recognition: Revenue is recognized from sales when a product is shipped. Amounts billed for service contracts are credited to Service contract deferred income and recognized as revenues over the term of the contracts. The Company recognizes warranty and equipment installation expenses at the time a product is shipped, if applicable. The expense is estimated considering current warranty policies and historical experience.

Research and Development Expense: Expenses for research and development are charged to income as incurred. Such expenses were $0 in 1997, $364 in 1996 and $744 in 1995.

Income Taxes: Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, " Accounting for Income Taxes." Deferred income taxes are recorded to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end.

Income per Common Share: Income per share amounts are based on the weighted average shares of common stock and common stock equivalents outstanding during each period, and are adjusted for the reverse stock split discussed in Note 4.

Adoption of New Accounting Pronouncements: In February 1997, Financial Accounting Standard No. 128 "Earnings Per Share" ("SFAS 128") was issued. SFAS 128 specifies modifications to the calculation of earnings per share from that currently used by the Company. Under SFAS 128, "basic earnings per share" will be calculated based upon the weighted average number of shares actually outstanding, and "diluted earnings per share" will be calculated based upon the weighted average number of common shares outstanding and other potential common shares if they are dilutive. SFAS 128 will be adopted for the Company's fiscal 1998 year and all prior periods will be restated. The adoption of SFAS 128 will not change reported earnings per share for the 1997, 1996 or 1995 fiscal years.

In June 1997, Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") was issued. This statement establishes standards for reporting financial and descriptive information about operating segments. Under SFAS 131, information pertaining to the Company's operating segments will be reported on the basis that is used internally for evaluating segment performance and making resource allocation determinations. SFAS 131 will be adopted during the Company's 1998 fiscal year and required disclosures will be presented for each year included in the related consolidated financial statements.

NOTE 2 - DISCONTINUED OPERATIONS


The results of discontinued business units are included in the consolidated statements of operations under "discontinued operations." The following table summarizes key financial data related to the discontinued operations:

                                                                                      Twelve Months Ended
                                                                    --------------------------------------------------------
                                                                    July 31, 1997         July 31, 1996        July 31, 1995
                                                                    -------------         -------------        -------------
Net sales                                                            $          -         $    149,256         $     318,016
Gross margin                                                                    -               34,709                86,219
Unusual income                                                                  -                    -                (4,845)
Operating income (loss)                                                         -               (6,749)               16,944
Non-operating (income) expense                                                  -                2,136                 3,212
Allocated interest expense                                                      -                  581                   314
Income tax provision (benefit) applicable
   to discontinued businesses                                                   -                  664                 4,654
Income (loss) from operations of discontinued                        ------------         ------------         -------------
   businesses net of taxes                                                      -              (10,130)                8,764
Loss on sale                                                                    -              (15,212)                    -
                                                                     ------------         ------------         -------------
Income (loss) from discontinued operati                              $          -         $    (25,342)        $       8,764
                                                                     ============         ============         =============

In August 1996, the Company completed the sale of substantially all of the assets and liabilities of the Sheridan Systems division for proceeds of $50,100. A loss of $15,212 was recorded in the fourth quarter of the Company's fiscal year ended July 31, 1996 as a result of the transaction, with no recorded tax benefit.

During fiscal year 1996 the Company completed the exit of its Multigraphics - International subsidiaries with the sale of its subsidiaries in the Netherlands, France, and Belgium and the placement of the Company's Multigraphics UK holding company into an Administration Proceeding. The sale of the subsidiaries in the Netherlands, France, and Belgium required the Company to provide consideration of approximately $3,000 in the form of cash and other assets. No gain or loss was recorded as a result of the exit of the Multigraphics - International subsidiaries.

The results of operations, net of taxes, and the net assets of Sheridan Systems and the divested Multigraphics - International operations are presented in the consolidated financial statements as discontinued operations. Interest expense pertaining to the Company's Revolving Credit Facility has been allocated based upon the ratio of the net assets of the discontinued operations to the consolidated capitalization of the Company. Continuing operations and discontinued operations reflect the net tax benefit or tax expense generated by the respective operations, limited, however, by the income tax benefit or tax expense recognized in the Company's historical financial statements. No general corporate expenses have been allocated to the discontinued operations. The results of the discontinued operations are not necessarily indicative of the results of operations which may have been obtained had the continuing and discontinued operations been operating independently.

The net assets of discontinued operations included in the Consolidated Balance Sheet at July 31, 1996 amounted to $42,940 and consisted primarily of receivables, inventory, property and equipment, and intangible assets related to the discontinued operations, and are net of accounts payable and accrued liabilities.

The net assets of discontinued operations included in the Consolidated Balance Sheet at July 31, 1996 is net of approximately $7,000 of liabilities that were paid from the $50,100 sale proceeds.

NOTE 3 - BORROWING ARRANGEMENTS

The Company's short and long-term borrowings are comprised of the following:

                                            July 31, 1997     July 31, 1996
                                            -------------     -----------
   Revolving Credit Facility                   $     -           $ 5,430
   General Unsecured Claims & Priority Tax
      Claims                                     9,042            13,795
   Capital Leases                                2,476             3,683
                                               -------           -------
                  Total                        $11,518           $22,908
                                               =======           =======
Classified in the Consolidated Balance Sheet
as follows:
   Short-term                                  $ 6,273           $14,381
   Long-term                                     5,245             8,527
                                               -------           -------
                  Total                        $11,518           $22,908
                                               =======           =======




In May, 1997 the Company entered into a $10,000 three year Revolving Credit Facility (subject to borrowing base limitations) with Foothill Capital Corporation ("Foothill"). The Revolving Credit Facility includes a $5,000 sub-facility for the issuance of letters of credit. As of July 31, 1997 the calculated borrowing base was approximately $7,100. As security for utilization of the Revolving Credit Facility, the Company granted a security interest and general lien upon all of its assets. As of July 31, 1997, there were no direct borrowings under the Revolving Credit Facility, but the Company was utilizing $1,750 of the facility to secure outstanding letters of credit. Interest generally will be charged at a spread of 1% above the reference (i.e. prime) rate of Foothill and can be reduced in 1/2% increments in each of the next two fiscal years if certain performance measures are achieved. As of July 31, 1997 the reference rate was 8.5%. Letter of credit fees are 1.5% per annum plus issuance costs and processing fees. The agreement contains restrictive covenants limiting capital expenditures, restricting the payment of dividends and other payments and providing for quarterly measures of working capital and net worth, among other things. In addition, the agreement limits the Company's ability to borrow or to request letters of credit following a material adverse change as determined by Foothill. At July 31, 1997, the Company was in compliance with the covenants of the Revolving Credit Facility. The Company is operating its business with existing cash reserves and liquidity provided by the new Foothill Revolving Credit Facility which, based on current projections, are adequate to finance current operations.

Through October 12, 1996, the date the facility expired, the Company maintained a $25,000 three year secured domestic Revolving Credit Facility (subject to borrowing base limitations) with BT Commercial Corporation and LaSalle National Bank. The Revolving Credit Facility included a $10,000 sub-facility for the issuance of letters of credit. As security for the utilization of the Revolving Credit Facility, the Company granted a security interest and general lien upon its domestic assets. As of July 31, 1996 the Company had borrowings of $5,430 under the Revolving Credit Facility and was utilizing $3,347 of the facility to secure outstanding letters of credit.

In August, 1996 the Company completed the sale of substantially all of the assets and liabilities of the Sheridan Systems division for gross proceeds of $50,100. The proceeds of the sale were used in part to pay off all outstanding borrowings on the Revolving Credit Facility which expired in October, 1996 and to temporarily cash collateralize approximately $2,300 of outstanding letters of credit, which expired June 30, 1997.

On October 13, 1993 the Company concluded a reorganization when the United States Bankruptcy Court for the District of Delaware confirmed the Company's Plan of Reorganization (Plan). The Plan provides that holders of allowed general unsecured claims receive cash payments toward satisfaction of the full amount of their claims in equal quarterly payments payable on the last business day of each calendar quarter ending after October 13, 1993 over a five-year period, together with interest at 5% per annum. Holders of priority tax claims are paid 10% of the allowed claim together with accrued and unpaid interest at 8% per annum on the then outstanding amount on each anniversary of October 13, 1993 which occurs prior to the sixth anniversary of the date of assessment, and the balances of such claims along with accrued and unpaid interest on the sixth anniversary. For financial reporting purposes interest on general unsecured claims has been imputed at 9% per annum. At July 31, 1997 the Company had $1,233 of restricted cash which pertains to the settlement of disputed claims in accordance with the Plan.

As of July 31, 1997, aggregate maturities of total debt, excluding capitalized leases, are as follows:


                        Due fiscal year ending:
                                    1998         $5,557
                                    1999          2,358
                                    2000            536
                                    2001             84
                                    2002             84
                              Thereafter            423


Cash paid for interest was $1,647 during 1997, $2,282 during 1996 and $1,103 during fiscal 1995.


NOTE 4 - CAPITAL STRUCTURE

Prior to May 28, 1997 the Company's charter authorized 50 million shares of stock, of which 40 million shares were reserved for issuance as Common Stock and 10 million shares were reserved for issuance as Preferred Stock. The Board of Directors had authorized the issuance of 7,039,921 shares of $.01 par value Common Stock. Of these shares, 7,000,000 were issued upon the Company's emergence from Chapter 11 Bankruptcy on October 13, 1993 (the Effective Date) to holders of claims and interests pursuant to the Company's Plan of Reorganization dated September 29, 1993. In addition, the Company issued Warrants on the Effective Date to purchase 1,095,000 shares of Common Stock. The Warrants were exercisable at $18.00 per share and expired on October 15, 1996. No warrants were exercised prior to their expiration.

On May 1, 1997 the Board of Directors declared a special dividend of $2.00 per common share, payable to holders of record as of May 13, 1997. The dividend, which totaled approximately $14,080, was disbursed on May 27, 1997.

On May 28, 1997 the Company's shareholders approved amendments to the Company's Second Restated Certificate of Incorporation: (1) decreasing the authorized number of shares of capital stock from 50,000,000 shares to 10,000,000 shares with 9,500,000 shares being reserved for issuance as Common Stock and 500,000 shares being reserved for issuance as Preferred Stock, (2) changing the name of the Company to Multigraphics, Inc., and (3) effecting a 1 for 2 1/2 share reverse stock split thereby decreasing the number of issued and outstanding shares of the Company's Common Stock to 2,815,337 (without giving effect to elimination of fractional shares) and increasing the par value of each Common share from $.01 to $.025 per share. The Company has not issued any Preferred Stock. The Common Stock is not subject to conversion or redemption and when issued is fully paid and non-assessable and has no preemptive rights. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the reverse stock split and change in par value.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company received creditor claims during its bankruptcy proceedings which the Company believes are duplicative, erroneous or exaggerated and to which the Company believes it has valid defenses. The Company has filed objections to these disputed claims in the United States Bankruptcy Court in Delaware. As of July 31, 1997 and July 31, 1996, disputed claims amounted to $8,205 and $31,300, respectively. The disputed claims are primarily comprised of environmental and product liability claims. Although the vast majority of the claims filed in the bankruptcy proceedings have been expunged or resolved within the Company's reserves, a few significant disputed claims remain pending in the bankruptcy proceeding.

The Company has been notified of various environmental matters in connection with certain current or former Company locations in Illinois, Ohio, Indiana, Pennsylvania, and Rhode Island. The Company is also involved in various other administrative and legal proceedings incidental to its business, including product liability and general liability lawsuits against which the Company is partially insured.

The disputed claims in the bankruptcy proceedings and the other legal proceedings are in many cases in excess of recorded reserves. At the present time, it is management's opinion, based on information available to the Company and management's experience in such matters, that the resolution of these legal proceedings is not expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

The Company has sold certain receivables related to machine sales, subject to recourse provisions and repurchase provisions. Management believes unreserved exposures pertaining to these contingencies will not materially impact the Company's financial condition, results of operations or liquidity.

NOTE 6 - INCOME TAXES

The components of income tax expense (benefit) are as follows:




                                                                                   Twelve Months Ended
                                                                   -------------------------------------------------
                                                                   July 31, 1997     July 31, 1996     July 31, 1995
                                                                   -------------     -------------     -------------
The domestic and foreign components of
  income (loss) from continuing operations
  are as follows:
Domestic                                                           $       366       $     (18,857)    $     (5,302)
Foreign                                                                   (263)             (1,397)            (375)
                                                                   -----------       -------------     ------------
                                                                   $       103       $     (20,254)          (5,677)

Provision (benefit) for income taxes
  for continuing operations:
  Domestic                                                         $         -       $           -     $     (1,744)
  Foreign                                                                    -                 (97)             218
                                                                   -----------       -------------     ------------
                                                                   $         -       $         (97)    $     (1,526)
                                                                   ===========       =============     ============


A reconciliation of the income tax expense
 (benefit) on income (loss) per the U.S.
federal statutory rate to the reported
income tax expense (benefit) follows:

US Federal statutory rate applied to pretax
   income (loss)                                                   $        35       $      (6,886)    $     (1,930)
Intangibles with no tax benefit                                              -                 138              240
Operating loss with no current tax benefit
  and varying tax rates of other national
  governments                                                               89               6,597              130
Permanent tax differences                                                 (124)                 54               34
                                                                   -----------       -------------     ------------
  Income tax expense (recovery)                                    $         -       $         (97)    $     (1,526)
                                                                   ===========       =============     ============

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standard (SFAS) No. 109. At July 31, 1997 and July 31, 1996 the approximate amounts of deferred tax assets and deferred tax liabilities resulting from temporary differences and carryforwards were as follows:



                                                1997       1996
                                              --------   --------
Deferred Tax Assets
  Inventory valuation                         $  1,100   $  3,600
  Insurance reserves                             4,700      6,400
  Other                                          6,100     10,700
                                              --------   --------
Subtotal                                        11,900     20,700
Domestic tax operating loss carryforwards
  limited by Sec 382.                           21,000     21,000
Domestic tax operating loss carryforwards       56,700     49,800
Foreign tax operating loss carryforwards             -      2,700
AMT credit carryforward                          1,800      1,800
                                              --------   --------
Deferred Tax assets                             91,400     96,000
  Valuation allowance                          (91,400)   (96,000)
                                              --------   --------
Net deferred tax asset                        $      -   $      -
                                              ========   ========



The Sec. 382 ownership change which resulted from the 1993 bankruptcy reorganization imposed a limitation on the usage of pre-reorganization domestic tax operating loss carryforwards. Usage of this loss carryforward is limited to $3,689 per year or $55,335 for a period of 15 years following the ownership change. In addition, as of July 31, 1997 the Company had domestic tax loss carryforwards of approximately $149,000 attributable to post-reorganization periods and therefore not subject to limitation. The domestic tax loss carryforwards will expire from 1998 to 2012. The AMT credit, although subject to the Sec. 382 limitation, has no expiration date.

During 1997, the deferred tax asset decreased by $4,600 primarily due to decreases in the Company's reserve balances. Due to the uncertainty as to the realizability of the deferred tax assets, the Company has established valuation allowances in accordance with SFAS No. 109 to offset the asset.

To the extent the Company realizes a tax benefit as a result of future reductions in the valuation allowance related to the utilization of pre-reorganization deferred tax assets, fresh start accounting rules provide for the reporting of such benefit by increasing Capital in excess of par value. Although the future recognition of this benefit will have no impact on net earnings, the Company will realize a cash benefit from utilization of the "Pre-Reorganization Benefits" against any future tax liabilities.

NOTE 7 - DEFERRED COMPENSATION

Restated for the reverse stock split discussed in Note 4, as of July 31, 1997, the Company's 1994 Long Term Incentive Plan provides for the issuance of 560,000 shares of $.025 par value Common Stock. Options to purchase the Common Stock are awarded at a price not less than 100% of the market price on the date of grant, become exercisable at various dates generally from one to four years after the date of grant, and expire ten years after the date of grant. In the event a holder of options is no longer employed by the Company, the unvested shares are canceled upon the employee's termination and any vested shares must be exercised within 90 days or they are also canceled.

                                                   1997                           1996
                                         -----------------------------------------------------------
                                                       Exercise Price                 Exercise Price
                                         Number of         Range          Number of        Range
                                          Shares         Per Share         Shares       Per Share
                                         ---------     ---------------    ---------   --------------
Outstanding at the Beginning of the       202,460      $   6.250-8.660    239,366     $ 6.250-8.660
Granted                                   179,150      $ 2.1875-2.4375     36,494     $ 1.521-5.803
Exercised                                 (11,969)*    $         3.000          0     $           0
Canceled                                  (75,992)     $  4.6426-6.875    (73,400)    $ 1.521-8.660
                                         --------      ---------------    -------     -------------
Outstanding at the End of the Period      293,649      $  2.1875-8.660    202,460     $ 6.250-8.660
                                         ========      ===============    =======     =============
Exercisable at the End of the Period       87,039      $  2.1875-8.660     82,240     $ 6.250-8.660
                                         --------      ---------------    -------     -------------

* All 11,969 shares were issued as share awards and not as options under the Company's 1995 Executive Incentive Compensation Plan.

As permitted under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in accounting for stock-based awards to employees. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements for all periods presented.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options granted subsequent to July 31, 1995 under the fair value method of that statement. The fair value of options granted in fiscal years 1997 and 1996 reported below has been estimated at the date of grant using the following weighted average assumptions:


                                1997     1996
                                ----     ----

Risk-free rate (%)              5.85     5.96
Volatility (%)                  25.0     30.0
Expected Life (in years)         5.0      5.0
Dividend Yield (%)              0.00     0.00

Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of stock options granted through July 31, 1997 and 1996 was $1.72 and $2.38 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:



                                                         1997       1996
                                                         ----       ----
Pro Forma Net Income:
Net income (loss) from continuing operations             $94     $(20,159)
Net income (loss) from discontinued operations             0      (25,351)
                                                         ---      -------
Net Income (loss)                                        $94     $(45,510)


Pro Forma Per Share Data:
Net income (loss) from continuing operations           $0.03       $(7.19)
Net income (loss) from discontinued operations          0.00        (9.04)
                                                       -----       ------
Net Income (loss)                                      $0.03      $(16.23)




Because the Company anticipates making additional grants and options vest over several years, the effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. SFAS No. 123 is applicable only to options granted subsequent to July 31, 1995.

NOTE 8 - UNUSUAL ITEMS

On September 20, 1996 the Company completed the sale of its 2,148,000 shares of AM Japan Co., Ltd. ("AM Japan") and received proceeds of approximately $10,600, net of certain costs. At July 31, 1996, the Company's investment in AM Japan amounted to $7,698 and was reflected as "Net assets held for sale" in the Consolidated Balance Sheet. This amount consisted primarily of accounts receivable, inventory, property and equipment, and intangible assets, net of accounts payable and accrued liabilities. A gain of approximately $2,600 was recorded by the Company in the quarter ended November 2, 1996, after providing for expenses related to the sale.

On October 17, 1996, the Company's Canadian subsidiary filed for voluntary assignment in bankruptcy. Reserves for the cost to exit Canada, which had been established in the fiscal year ended July 31, 1996, were adequate and no additional costs were recognized.

On December 2, 1996, the Company and Xeikon, N.V. entered into an agreement under which the parties agreed not to renew the distribution agreement. The distribution agreement provided for the Company to sell and service Xeikon digital color presses in North America. As part of this agreement, Xeikon America, Inc. has acquired certain assets from the Company and assumed certain responsibilities of the Company. The divestiture of the assets resulted in a net loss of approximately $500 which the Company recorded in the quarter ending November 2, 1996.

During 1996, the Company had provided $7,032 to cover certain restructuring actions to be carried out in 1997. These restructuring actions consisted of:
1) $2,845 of severance and benefits associated with the termination of seven employees, including three officers, in conjunction with approved plans to close the corporate office and consolidate certain functions of the Company, 2) $3,561 to write-off net assets of the Company's Canadian subsidiary in connection with plans to exit this operation, and 3) $626 of facility closure, equipment disposal, and severance costs associated with management's plans to exit its manufacturing business. These actions were substantially concluded in 1997.

NOTE 9 - BALANCE SHEET ACCOUNTS


The components of certain balance sheet accounts are as follows:



                                             July 31, 1997   July 31, 1996
Accounts receivable:
     Accounts receivable                        $11,080          $20,596
     Allowance for doubtful accounts               (334)            (822)
                                                -------          -------
          Accounts receivable, net              $10,746          $19,774

Inventories:
     Raw materials and Work in Process             $225           $4,366
     Finished goods                              11,668            7,236
                                                -------          -------
          Inventories, net                      $11,893          $11,602

Property, plant and equipment
     Land & Buildings                                $0               $0
     Machinery and equipment                     14,196           13,240
     Leasehold improvements                       3,103            3,026
                                                 17,299           16,266
                                                -------          -------
     Less accumulated depreciation and amorti    (7,077)          (5,399)
                                                -------          -------
           Property, plant and equipment, net   $10,222          $10,867
                                                =======          =======


NOTE 10 - RETIREMENT BENEFIT PLANS

The Company maintains defined contribution retirement plans for domestic employees comprised of a savings plan (401(k)) and a profit sharing plan (Retirement Accumulation Plan). Contributions to these plans take the form of
(i) Company contributions to match a portion of employee contribution and (ii) contributions made at the discretion of the Board of Directors. The Company's contributions to the domestic defined contribution plans were $1,273, $1,317, and $1,778 in 1997, 1996 and 1995 respectively.

The Company also maintained a defined benefit pension plan for certain U.S. employees. During 1997, the Company settled all of its obligations under this plan. The net periodic pension costs for this plan were $0, $308, and $291 in 1997, 1996, and 1995, respectively.

In addition, the Company provides limited life insurance and health care benefits to certain domestic retired employees and provides for certain medical and life insurance benefits for retirees of previously closed manufacturing locations.

Net post-retirement life and health care cost includes the following components:



                                                                                Twelve Months Ended
                                                             --------------------------------------------------------
                                                                July 31, 1997      July 31, 1997      July 31, 1995
                                                             -----------------    ---------------   -----------------
Service Cost - benefits earned during the period             $          3         $          5         $        5
Interest cost on accumulated post-retirement
  benefit obligation                                                  622                  843                846
Amortization of unrecognized acturial gain                           (304)                   -                  -
                                                             ------------         ------------         ----------
Total life and health care costs                             $        321         $        848         $      851
                                                             ============         ============         ==========


The plans funded status at July 31, was as follows:


                                                                        1997            1996
                                                                  -------------    --------------
Actuarial present value of benefit obligations-
  Retirees                                                         $  8,348         $   9,617
  Fully eligible active participants                                    224               294
                                                                   --------         ---------
Accumulated postretirement benefit obligation                         8,572             9,911
Cumulative unrecognized actuarial gain                                1,157               253
Plan assets                                                               -                 -
                                                                   --------         ---------
Accured post-retirement life and health care costs                 $  9,729         $  10,164
                                                                   ========         =========


Assumptions used for the Company's retiree life and health care plans as of July 31, were as follows:

                                                                   1997                 1996
                                                                 ---------          -----------
Discount rate for determining obligations and
  interest cost                                                    7.25%                8.00%



If the health care cost trend rates were increased 1% for all future years, the accumulated post-retirement benefit obligation would have increased 2.9% at July 31, 1997. The effect of this change on the aggregate of service and interest costs would have been an increase of 2.6% for 1997. An 11% increase in the health care cost trend rate was assumed for retirees under age 65 and an 9.0% increase for those over the age of 65. These rates are assumed to decrease gradually to 5.5% in the year 2001.

NOTE 11 - LEASE TRANSACTIONS

The Company leases certain real and personal property and is responsible for most maintenance, insurance and tax expenses related to leased facilities. At July 31, 1997, the future lease payments for continuing operating leases are as follows:

        1998                                            $ 1,542
        1999                                              1,261
        2000                                              1,169
        2001                                              1,036
        2002                                              1,015
        2003 and thereafter                               3,113
                                                        -------
           Total future operating lease payments        $ 9,136
                                                        =======


Rental expenses for all operating leases were $2,741, $5,184 and $2,437 in 1997, 1996 and 1995, respectively.


NOTE 12 - GEOGRAPHIC SEGMENTS

The Company is a distributor of equipment, supplies and services to the graphics arts industry. Its only current operations are in the United States. The Company distributes on a lesser scale internationally through foreign dealers. In September 1996, the Company sold all of its interest in its AM Japan subsidiary.


                                               Twelve Months Ended
                               -----------------------------------------------
                                July 31, 1997    July 31, 1996   July 31, 1995
                               ---------------  ---------------  -------------
Revenues
  North America                 $ 87,510          $ 137,981        $ 157,440
  Japan                            1,151             30,071           34,045

      Total                     $ 88,661          $ 168,052        $ 191,485
                                ========          =========        =========

Operating Profit (Loss)
  North America                 $  1,609          $ (16,007)       $  (3,402)
  Japan                             (340)              (442)             911
                                --------          ---------        ---------
      Total                     $  1,269          $ (16,449)       $  (2,491)
                                ========          =========        =========

Assets
  North America                 $ 44,900          $  47,324        $  81,487
  Japan                                -              7,698           20,284
                                --------          ---------        ---------
      Total                     $ 44,900          $  55,022        $ 101,771
                                ========          =========        =========

NOTE 13 - QUARTERLY FINANCIAL INFORMATION - (UNAUDITED)

A summary of quarterly financial information for fiscal 1997 and 1996 is as follows:

                                                                       Quarter
                                        --------------------------------------------------------------------------
1997                                     1st             2nd             3rd             4th           Total Year
---------                               -----           -----           -----           -----         ------------
Revenues                               $27,699         $20,767         $20,869         $19,326         $88,661
Gross Profit                             7,246           5,558           6,277           5,709          24,790
Net income (loss) from continuing
  operations                               519            (857)            268             173             103

Net income (loss) from discontinued
  operations                                --              --              --              --              --
                                       -------          ------          ------          ------          -------

Net income (loss)                      $   519           ($857)         $  268          $  173          $  103
                                       =======          ======          ======          ======          ======
Per Common Share (1):
Net income (loss) from continuing
  operations                           $  0.19          ($0.31)         $ 0.10          $ 0.06          $ 0.04
Net income (loss) from discontinued
  operations                                --              --              --              --              --
                                       -------          ------          ------          ------          ------
       Total                           $  0.19          ($0.31)         $ 0.10          $ 0.06          $ 0.04
                                       =======          ======          ======          ======          ======
Closing Market Price (2)
                 High                  $ 1.700          $1.850          $1.500          $2.500          $2.500
                 Low                   $ 0.550          $1.500          $1.100          $1.500          $0.550

                                                                       Quarter
                                      --------------------------------------------------------------------------
1996                                   1st              2nd             3rd              4th          Total Year
                                      ------           -----           -----           ------         ----------
Revenues                               $42,994         $40,886         $44,340         $39,832        $168,052
Gross Profit                            10,889           9,400          11,321           6,021          37,631
Net income (loss) from continuing
  operations                            (3,460)         (4,329)          2,493         (14,861)        (20,157)
Net income (loss) from discontinued
  operations                              (310)         (4,401)         (1,163)        (19,468)        (25,342)
                                       -------         -------        --------        --------        --------
Net income (loss)                      ($3,770)        ($8,730)        $ 1,330        $(34,329)       $(45,499)
                                       =======         =======         =======        ========        ========
Per Common Share (1):
Net income (loss) from continuing
  operations                            ($1.23)         ($1.54)        $  0.89        $  (5.30)       $  (7.19)
Net income (loss) from discontinued
  operations                             (0.11)          (1.57)          (0.42)          (6.94)          (9.04)
                                       -------          ------         -------        --------        --------
       Total                            ($1.34)         ($3.11)        $  0.47        $ (12.24)       $ (16.23)
                                       =======          ======         =======        ========        ========
Closing Market Price (2)
                 High                   $3.350          $3.000         $ 1.875        $  1.225        $  3.350
                 Low                    $2.900          $1.875         $ 0.750        $   .750        $   .750

(1) Sum of quarters may not equal the total for the year due to changes in the number of shares outstanding during the

(2) The Company's common stock is traded on the American Stock Exchange under the ticker symbol "MTI". Market price ha restated to reflect the effect of the 1 for 2 1/2 share reverse stock split approved by the Company's shareholders

NOTE 14 - FIVE YEAR FINANCIAL SUMMARY


                                                Years Ended                      Sept. 30 1993      Aug. 1 1993              Year
                                   ------------------------------------------     Through            Through                Ended
Operations:                        July 31, 1997 July 31, 1994  July 31, 1995   July 31, 1994     Sept. 29, 1993       July 31, 1993
                                   ------------  -------------  -------------   -------------     --------------       ------------
  Revenues                              $88.7        $168.1        $191.5         $163.8             $ 26.5               $195.7
  Gross profit                           24.8          37.6          52.7           51.4                7.0                 57.0
    as a percent of revenues             28.0%         22.4%         27.5%          31.4%              26.4%                29.1%
  Unusual items (inc.) exp.              (2.1)          7.0            --             --                 --                 37.6
  Operating income (loss)                 1.3         (16.4)         (2.5)           6.8               (2.0)               (34.3)
    as a percent of revenues              1.5%         -9.8%         -1.3%           4.2%             -(7.5)%             -(17.5)%
  Net income (loss) from
    continuing operations                 0.1         (20.2)         (4.2)           2.1               21.8                (43.8)
  Income (loss) from
    discontinued operations               0.0         (25.3)          8.8            4.6              (27.8)               (81.9)
  Extraordinary gain                                    0.0           0.0            0.0               58.7                  0.0
  Net income (loss)                      $0.1        ($45.5)         $4.6           $6.7             $ 52.7              ($125.7)
Capital Employed
  Working Capital                        (5.9)        (38.9)         61.5            8.7              (17.6)                 5.6
  Total Assets                           44.9          98.0         163.1          169.2              164.4                175.4
  Long-Term Debt                          5.2           8.5          14.9           19.4               25.5                129.0
  Shareholder's Equity                  (11.9)          2.3          48.3           42.8               36.0                (49.7)
Per Common Share
  Net income (loss) from
    continuing operations              $ 0.04        ($7.19)       ($1.48)         $0.75                N/A                  N/A
  Market Price  -  High (1) (3)        $2.500        $3.350        $4.900         $4.750                N/A                  N/A
                    Low (1)            $0.550        $0.750        $3.250         $3.500                N/A                  N/A
Average number of common shares
  and equivalents (in thousands) (2)    2,807         2,803         2,808          2,802                N/A                  N/A
Number of Employees at Year End           651         1,121         1,378          1,520              1,633                1,662


    (1) Trading of Reorganized Company Stock commenced on December 6, 1993.

    (2) The weighted average number of common shares and net income per common share have been restated to reflect the effect of the 1 for 2 1/2 share reverse stock split which was approved by the Company's shareholders on May 28, 1997. The net income per common share and average number of common shares and equivalents for the predecessor Company has not been presented as this information is not comparable.

    (3) Trading of predecessor Company Common Stock and Preferred Stock was suspended on May 21, 1993. Periods prior to this date are not presented as they are not comparable.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and the
Board of Directors of
Multigraphics, Inc.

We have audited the accompanying consolidated balance sheets of Multigraphics, Inc. as of July 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multigraphics, Inc. as of July 31, 1997 and 1996 and the results of their operations and cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles.




                                                     ARTHUR ANDERSEN LLP

September 19, 1997
Chicago, Illinois