Form 10-K, Exhibit 13
period 1998-07-31
MULTIGRAPHICS INC
filed 1998-10-28
CIK 2310

                               EXHIBIT 13
                   MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following table sets forth for the years indicated certain items from the Condensed Consolidated Statements of Operations (expressed in millions of dollars). The operating results for the years ended July 31, 1997 and 1996 include the results of two foreign subsidiaries which have been divested. The Company sold its interest in AM Japan Co., Ltd. in September, 1996, and on October 17, 1996, the Company's Canadian subsidiary filed a voluntary assignment in bankruptcy.

   During the fiscal year ended July 31, 1998, the Company acquired certain assets of Hanley Graphic Products Company and Progressive Lithoplate and Supply Company, both graphic arts dealers competing in Northern Illinois, and purchased all of the outstanding shares of capital stock of Akron, Ohio based Publishing Solutions Inc., a systems integrator. All acquisitions have been accounted for as purchases and, accordingly, the Company's consolidated financial statements include the post-acquisition results of these operations since their respective acquisition dates. All per share data is presented on a diluted basis.

   OPERATING RESULTS (Continuing Operations)

   Years ended July 31,               1998           1997        1996
   Revenues                          $95.3          $88.7      $168.1
   Gross margin                       25.2           24.8        37.6
   Operating expenses                 21.9           23.5        54.0
   Operating income (loss)             3.3            1.3       (16.4)
   Non-operating expenses              1.6            1.2         3.8
   Income (loss) before taxes         $1.7           $0.1      ($20.2)
   Net income (loss)                  $1.1           $0.1      ($20.1)

   Comparison of 1998 to 1997

   Net income in 1998 of $1.1 million ($0.37 per common share) improved by $1.0 million over the prior year net income of $0.1 million ($0.04 per common share). In the prior year, the Company had a gain of $2.6 million on the divestiture of its interest in AM Japan Co., Ltd. Excluding the gain on the divestiture, net income improved by $3.6 million from the prior year. The improved result in 1998 was primarily due to a reduction in operating expense levels which resulted from the Company's elimination of unprofitable product lines, its exit from machine manufacturing, efficiency improvements in distribution and service activities, and increased gross margins on higher revenue levels attributable to the acquisitions made in the current year.

   Revenues in 1998 of $95.3 million increased by $6.6 million over the prior year. The 7% growth in revenues was largely attributable to the acquisitions of the three regional graphic arts dealers over the last eight months of the fiscal year. The acquired businesses serve the same customer base as the Company. The acquisitions complement the Company's internal efforts to expand its product offerings, and bring enhanced digital sales and support capabilities as well as an expanded customer base in the Company's traditional markets. In addition, the Company has undertaken marketing programs focusing on obtaining national service accounts with manufacturers and national retail outlets. Market demand for the Company's manufactured duplicator press products, particularly in the in-plant market segment, has experienced long term decline due in part to inroads from competing printing technologies. As a result, the installed base of the Company's duplicator press equipment has declined which has led to decreased sales of duplicator supplies and services. Revenues from acquisitions, new products and increased service offerings collectively were more than sufficient to offset the decline in revenues from the prior year divestitures of operations in Japan and Canada, the discontinuance of unprofitable product lines, and the exit from manufacturing duplicator presses which, collectively, had contributed revenues of $7.5 million to the prior year.

   Gross margin of $25.2 million was $0.4 million higher than the prior year largely as a result of increased revenue volume. The overall gross margin rate declined 1.6 percentage points to 26.4%. The lower margin rate largely resulted from the shift in revenue mix from the Company's traditional higher margin manufactured products and service offerings, the demand for which has been in long term decline, to revenues derived from product lines added through distribution agreements, affiliations with third parties, and acquisitions of graphic arts dealers. In anticipation of the decline in margins, the Company invested in information systems and instituted various reorganization measures which increased operational efficiency and lowered expense levels.

   Operating expenses decreased by $4.2 million in 1998 from 1997, after adjusting 1997 to exclude the $2.6 million gain from the divestiture of AM Japan Co. Ltd. The decrease in expenses was largely due to the divestiture of foreign operations, discontinued product lines and elimination of costs associated with the Company's exited manufacturing operation which collectively added $2.4 million in the prior year. The remainder of the decrease in expenses resulted from reductions in selling, general and administrative expenses as the Company transitioned to a distribution and service organization.

   Non-operating expenses increased $0.4 million in 1998, largely due to a $1.1 million reduction in interest income due to lower investment balances in 1998 following the $14.1 million dividend in May, 1997, offset by a $0.7 million reduction in interest expense. The decrease in interest expense was primarily due to lower prepetition debt obligations, which have been reduced by scheduled payments, and lower interest costs on post retirement benefit obligations.

   The Company recorded income tax expense of $0.6 million during 1998. Fresh start reporting rules require recognition of tax expense although the Company had no requirement to pay U.S. Federal taxes due to utilization of net operating loss carry forwards available to the Company. Net income from continuing operations improved by $1.0 million over 1997 due to the factors cited above.


   Comparison of 1997 to 1996

   Net income in 1997 of $0.1 million ($0.04 per common share) improved significantly over the net loss of $20.2 million from continuing operations in 1996. The improved results in 1997 was primarily due to restructuring initiatives the Company had formulated and executed during 1995 and 1996.

   Declining market demand for the Company's traditional offset duplicator products, due to inroads by alternative technologies, resulted in the re-evaluation of its traditional strategy and the decision to exit manufacturing. The Company's growth strategy in the graphic arts market is focused on expanding its product offering, enhancing its digital support capabilities, taking advantage of unique national service capabilities and increasing market penetration and coverage through acquisitions of regional dealers.

   Revenues in 1997 of $88.7 million decreased by $79.4 million from 1996. The revenue decrease was primarily the result of: 1) the divestitures of foreign subsidiaries in Japan and Canada which accounted for a revenue decline of $37.8 million, and 2) a $35.0 million decrease due to the discontinuance of certain unprofitable product lines, including manufactured offset duplicator presses.

   Gross margin decreased in 1997 from 1996 due largely to the lower revenue level; however, the gross margin rate improved by 5.6 percentage points over the previous year due to a more favorable product mix and the elimination of manufacturing overhead costs.

   Operating expenses decreased by $30.5 million in 1997 from 1996. The decrease in expenses was due to: 1) a $12.0 million reduction in selling, general and administrative expenses which reflected improved efficiencies as the business transitioned to a distribution and service organization, and a reduction in corporate expenses; 2) the elimination of foreign operations, which accounted for $12.5 million of the reduction, including a $2.6 million gain on the divestiture of AM Japan Co., Ltd.; and 3) a reduction of $6.4 million in restructuring charges as compared with the prior year.

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

   LIQUIDITY AND CAPITAL RESOURCES (three years ended July 31, 1998)

   The Company's total cash and cash equivalents of $2.9 million as of July 31, 1998 decreased by $7.5 million during the fiscal year, following an increase in cash balances of $7.8 million in 1997, and a $10.0 million decrease in cash in 1996.


   Operating Activities

   In 1998, the Company had a cash outflow from operating activities of $2.8 million. The 1998 cash outflow was primarily due to a $5.1 million reduction in accrued liabilities largely from restructuring payments which included payments for severance, accrued vacation and the settlement of a lease recourse obligation from a discontinued business, and a $1.8 million reduction in trade payables primarily due to lower inventory purchases. A $1.8 million reduction in inventories partially offset other outflows and was due to lower stocking levels of machines resulting from an increase in drop shipment sales, and improved supplies and parts turnover rates reflective of the transition from a manufacturing to a distribution and service operation.

   In 1997, the Company had a cash outflow from operating activities of $15.6 million. The 1997 cash outflow was primarily due to a $10.2 million reduction in trade payables as extended credit terms were reduced with vendors, and a $14.7 million reduction in accrued liabilities primarily due to restructuring payments which included payments for severance, accrued vacation and the settlement of a lease obligation. A $9.0 million reduction in accounts receivable partially offset other outflows and was due to improved collection rates, the collection of receivables from the phased out manufactured machine product line, and a lower revenue level. Inventories increased $0.3 million in supplies and parts to improve product availability.

   In 1996, the Company had a cash outflow of $3.9 million, which improved by $1.0 million over 1995. The net loss of $45.5 million in 1996 was largely offset by a $26.3 million reduction in the net assets of discontinued operations, primarily accounts receivable and leases receivables, and reductions in the accounts receivable and inventories of the continuing business. The inventory reduction was the result of the phase out of machine manufacturing and general reductions in stock levels due to liquidity problems.

   Depreciation and amortization remained flat from 1997 to 1998 at $1.9 million, but 1997 decreased by $2.3 million from 1996. In 1996 an additional $2.0 million was provided against certain manufacturing assets following the decision to phase out manufacturing. The Company's fixed assets consist primarily of leasehold improvements and computer systems.

   Investing Activities

   In 1998, the Company invested $6.9 million in the acquisitions of three regional graphic arts equipment and supply dealers. In 1997, the Company received net proceeds of $50.6 million from the divestitures of Sheridan Systems and AM Japan Co., Ltd. In 1996, the Company received $6.8 million from the disposition of property, primarily from the sale of its Mt. Prospect, IL manufacturing and headquarters facility. Capital expenditures of $0.6 million in 1998 and $1.9 million in 1997 were made to upgrade information systems and customer service capabilities, and to maintain facilities. Capital expenditures in 1996 of $9.0 million were primarily for leasehold improvements of new facilities in conjunction with the planned exit from the Company's manufacturing facilities, and to upgrade information systems equipment.

   Financing Activities

   In 1998 the Company had a net inflow of $2.8 million from financing activities, as compared to net outflows in 1997 and 1996 of $25.5 million and $2.7 million, respectively. In 1998 the Company borrowed $7.8 million under its revolving credit agreement to finance the operating and investing activities noted above. In 1997 the Company repaid its outstanding balance under its revolving credit agreement
   of $5.4 million with the proceeds from divestitures.   The borrowings
   in 1996 were necessitated by operating losses. The Company has made payments of $4.3 million, $5.3 million and $5.1 million in 1998, 1997 and 1996, respectively, to resolve unsecured claims and priority tax claims in accordance with the Reorganization Plan of 1993. In 1997 the Board of Directors declared a $2.00 per share special dividend to holders of record as of May 13, 1997. The dividend totaling $14.1 million was paid on May 27, 1997. In 1996 the Company received $4.0 million, primarily from capital lease agreements, which was utilized to fund leasehold improvements and computer system upgrades. In 1996 discontinued operations had a $6.7 million outflow which resulted primarily from reductions in long term debt and capital lease obligations.

   The Company's primary source of financing is its revolving credit facility which was established in May, 1997 and which has subsequently been amended to provide liquidity needed to execute the Company's growth strategy. The Company believes that its existing cash reserves and the liquidity provided by the credit facility are sufficient to finance current operations and support future growth strategies, which may include the acquisitions of other regional dealers or distributors in the graphic arts industry. The Company may also seek to increase its capital availability to expand its growth strategy beyond its current sources of liquidity.

   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   The Company is exposed to market risk related to change in interest rates. At July 31, 1998, the Company had approximately $7.8 million of debt outstanding on a revolving credit facility with floating interest rates tied to the prime rate. If this rate was to increase 10 percent, the increase in interest payments would not have a material impact on the Company's net income or cash flows. In addition, the Company has fixed rate financing arrangements under capital lease obligations in the amount of $1.7 million. A 10 percent change in interest rates would not have a material impact on the fair market value of this debt.

   YEAR 2000 DISCLOSURE

   The Company's information systems will require certain modifications to enable them to be able to process information without regard to whether the date occurs prior to or after the year 2000. Currently, some information systems do not properly identify a year that begins
   with "20" instead of the familiar "19".   These and similar issues
   are generally referred to as "Year 2000" issues. The Company's information systems are relatively new, and its recent systems implementation in the Fall of 1997 achieved near compliance in the Company's operating systems and full compliance in its host hardware. Based on the Company's experience in the new system implementation and its analysis of the work remaining, the Company anticipates that expenditures for modifying the systems will be approximately $0.2 million, and the work necessary to complete all modifications will be complete by mid 1999. The Company is working with its software and systems licensor in completing this project. Accordingly, the Company does not believe that the remaining actions or the associated costs will be material to the Company's operating results.

   The Company has also undertaken a review of its other equipment and operating systems, and has begun the process of contacting its significant vendors and service providers to assess the possible impact on the Company of such third parties' failure to address Year 2000 issues. Although the Company cannot verify the results of its inquiries of third parties, it has not received any information which would lead it to believe that there will be material problems in obtaining products, supplies and services from its third party service providers and vendors. Nevertheless, any significant or prolonged interruption in the supply of essential services or products could adversely effect the Company's revenues and financial results. Similarly, problems with any significant portion of the Company's 20,000 customers in processing and paying invoices from the Company could result in cash flow shortages and liquidity problems.

   The Company is undertaking a number of steps to address potential Year 2000 problems. The systems issues and supplier contacts described above are a part of those efforts. In the event that the Company identifies potential problems with a service provider or other vendor, it will attempt to obtain services and products from other sources. The Company has available to it a broad range of products, however, and it is unlikely that serious shortages will materialize. Similarly, although the Company will have completed and tested its systems capabilities in advance of the year 2000, the Company is preparing to operate without significant portions of its operating and information systems. Customer service representatives are trained to take orders without access to the information systems, purchasing representatives are trained to purchase parts without access to the information systems, and the Company's finance department is preparing to invoice and bill customers without access to the information systems, if necessary. The Company is unable to anticipate whether significant customers or significant numbers of its customers will have difficulty processing and paying its invoices.

   FORWARD LOOKING STATEMENTS

   This document contains certain forward-looking statements and other statements that are not historical facts concerning, among other things, market conditions and the Company's strategies for growth and expansion. These statements are highly dependent upon a variety of important factors that could cause such results or events to differ materially. These factors include, but are not limited to, changing market conditions, the availability and cost of products, maintenance of principal vendor relations, the impact of competitive products and pricing, the Company's ability to execute its strategic plans, the continued availability of sources of financing to assist in the execution of the Company's strategic plans, and other risks detailed herein and from time-to-time in the Company's Securities and Exchange Commission filings. There can be no assurance that the Company has accurately identified and properly weighed all of the factors that affect market conditions and demand for the Company's products and services, that the public information on which the Company has relied is accurate or complete or that the Company's analysis of the market and demand for its products and services is correct and, as a result, that the strategies based on such analysis will be successful.

                              Multigraphics, Inc.
                     Consolidated Statements of Operations
                (Dollars in thousands, except per share amounts)


                                                Twelve Months Ended

                                       July 31,     July 31,   July 31,
                                         1998         1997       1996

  Revenues
   Machines and Supplies                 $  54,990  $  45,274   $112,118
   Services                                 40,261     43,387     55,934

         Total Revenues                     95,251     88,661    168,052

  Cost of Sales
   Machines and Supplies                     42,724    37,335     94,448
   Services                                  27,346    26,536     35,973

         Total Cost of Sales                 70,070     63,871   130,421

  Gross Margin                               25,181     24,790    37,631
  Operating Expenses
       Selling, general and administrative   21,910     25,616    47,048
       Unusual items, net (income) expense        -    (2,095)     7,032

         Total Operating Expenses            21,910     23,521    54,080
  Operating Income (Loss)                     3,271      1,269   (16,449)
  Non-operating income (expense):
       Interest income                          211      1,288       169
       Interest expense                      (1,723)    (2,574)   (3,762)
   Other, net                                   (42)       120      (212)

  Income (loss) from continuing
  operations before income taxes               1,717       103   (20,254)

    Income tax expense (benefit)                 646         -       (97)

  Net income (loss) from continuing
  operations                                   1,071       103   (20,153)

  Net income (loss) from discontinued
  operations, net of tax                           -         -   (25,342)


  Net Income (Loss)                          $ 1,071   $   103  $(45,499)


  Per share of common stock: (a)
   Basic:
  Income (loss) from continuing operations   $  0.38   $  0.04   $ (7.19)
  Income (loss) from discontinued
  operations                                       -         -     (9.04)

              Net income (loss)              $  0.38   $  0.04   $(16.23)

   Diluted:
  Income (loss) from continuing operations   $  0.37   $  0.04   $ (7.19)
  Income (loss) from discontinued
  operations                                       -         -     (9.04)

              Net income (loss)              $  0.37   $  0.04   $(16.23)


  Weighted average shares of common stock
  and common stock equivalents outstanding
   (in thousands)

                          Basic                2,823     2,807      2,803                         Diluted
                          Diluted              2,895     2,811      2,803


   (a) The weighted average number of common shares outstanding and net income per common share have been restated to reflect the effect of the 1 for 2 1/2 share reverse stock split which was approved by the Company's shareholders on May 28,1997.
        The Notes to Consolidated Financial Statements are an integral part of these financial statements.

                         Multigraphics, Inc.
                     Consolidated Balance Sheets
           (Dollars in thousands, except per share amounts)

                                                  July       July
                                                  31,        31,
                                                  1998       1997

                     ASSETS
   Current assets:
       Cash and cash equivalents                  $2,869    $10,376

       Accounts receivable, net                   14,629     10,746

       Inventories, net                           13,188     11,893

       Prepaid expenses and other assets             726        744

   Total current assets                           31,412     33,759

   Property, plant and equipment, net              9,554     10,222

   Goodwill                                        3,681          -

   Other assets, net                                 992        919

        Total assets                             $45,639    $44,900



      LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
   Short-term borrowings and current
   maturities of long-term debt                  $10,844     $5,773

   Accounts payable                                7,312      5,217

   Service contract deferred income               12,013     11,738

   Payroll related expenses                        5,709      6,803

   Other current liabilities                       6,737     10,152

  Total current liabilities                       42,615     39,683

   Post-retirement benefit obligations             8,626      9,729

   Long-term debt                                  1,048      3,352

   Other long-term liabilities                     3,494      4,036

        Total liabilities                         55,783     56,800

   Shareholders' equity:
   Preferred stock, 0.5 million shares
   authorized; no shares issued                        -          -
   Common stock, $.025 par value; 9.5
   million shares authorized;
   2,829,526 issued as of July 31,
   1998 and 2,815,337 issued
   as of July 31, 1997                                70         70

   Capital in excess of par value                 22,847     22,162

   Accumulated earnings (deficit)               (33,061)   (34,132)

        Total shareholders' equity              (10,144)   (11,900)

   Total liabilities and shareholders' equity    $45,639    $44,900


   The Notes to Consolidated Financial Statements are an integral part of these financial statements.

                              Multigraphics, Inc.
                     Consolidated Statements of Cash Flows
                            (Dollars in thousands)



                                                   Twelve Months Ended

                                              July 31,  July 31,   July 31,
                                                1998      1997       1996
   Cash Flows from Operating
   Activities:
   Net income (loss)                           $ 1,071   $   103   $(45,499)
   Adjustments to reconcile net income to
   cash flow from operating activities:

   Depreciation of property, plant
     and equipment                               1,859     1,836       3,769
   Amortization and writedown of
     other assets                                   42         -         407
   Benefit from operating loss
     carryforwards                                 646         -           -
   Discontinued  operations                          -         -      26,284      Net assets held for sale
   Net assets held for sale                          -         -      (2,682)
   Change in assets and
     liabilities:
   Accounts receivable, net                         27     9,028       6,308
   Inventory, net                                1,750     (291)      13,056
   Prepaid expenses and other assets               193       858        (334)
   Accounts payable and accruals                (6,633)  (26,132)     (2,434)
   Other, net                                   (1,719)   (1,041)     (2,794)

   Cash flow from operating
   activities                                   (2,764)  (15,639)     (3,919)


   Cash Flows from Investing
     Activities:
   Acquisition Activities                       (6,873)        -           -
   Capital expenditures                           (638)   (1,862)     (8,990)
   Proceeds from Divested Operations                 -    50,638           -
   Proceeds from disposition of
     property                                        -       149       6,822
   Cash flow from investing activities          (7,511)   48,925      (3,430)

   Cash Flows from Financing
     Activities:
   Net borrowings (payments) under
   revolving credit facilities                   7,768    (5,430)      5,430

   Payment of Bankruptcy Claims                 (4,285)   (5,318)     (5,106)

   Borrowings under capital lease
     and other arrangements                          -         -       4,041

   Payments under capital lease
     arrangements                                 (715)     (642)       (358)

   Payment of special dividend                       -   (14,080)          -

   Discontinued operations                           -         -      (6,661)

   Cash flow from financing
     activities                                  2,768   (25,470)     (2,654)

   Increase (decrease) in cash and
     cash equivalents                           (7,507)    7,816     (10,003)
   Cash and cash equivalents at
     beginning of period                        10,376     2,560      12,563

   Cash and cash equivalents at end of
   period                                      $ 2,869   $10,376    $  2,560

   The Notes to Consolidated Financial Statements are an integral part of these financial statements.

                                          Multigraphics, Inc.
                            Consolidated Statement of Shareholders' Equity
                                         (Dollars in thousands)


                               Common  Stock     Treasury  Stock         Warrants                                           Total
                            -----------------    ----------------  ----------------   Capital in  Accumulated  Cumulative   Share-
                             Number               Number            Number            Excess of   Earnings/   Translation  holders
                            of Shares  Amount   of Shares  Amount  of Shares  Amount  Par Value   (Deficit)    Adjustment   Equity
                              (a)                  (a)               (a)
                            ---------   -----    ------    ------   -------   -----    -------   ---------      -------    -------
Balance at July 31, 1995    2,804,000   $  70      498     $  (6)   438,000   $ 383    $35,637   $  11,265       $  952    $48,301
  Net loss                                                                                         (45,499)                (45,499)
  Aggregate effect of
   current year translation
   adjustments                                                                                                     (734)      (734)
  Purchase of Treasury
   Stock                                           134                                                                           -
  Other, net                                                                               228                                 228
                            ---------   -----    ------    ------   -------   -----    -------   ---------      -------    -------
Balance at July 31, 1996    2,804,000      70      632        (6)   438,000     383     35,865     (34,234)         218      2,296
  Net income                                                                                           103                     103
  Aggregate effect of
   current year translation
   adjustments                                                                                                     (218)      (218)
  Issuance of new common
   stock                       11,969                                                                                            -
  Retirement of Treasury
   Stock                         (632)            (632)        6                            (6)                                  -
  Expiration of Warrants                                            (438,000)  (383)       383                                   -
  Payment of special
   dividend                                                                            (14,080)                            (14,080)
  Other, net                                                                                            (1)                     (1)
                            ---------   -----    ------    ------   -------   -----    -------   ---------      -------    -------
Balance at July 31, 1997    2,815,337      70        -         -          -       -     22,162     (34,132)           -    (11,900)
  Net  Income                                                                                        1,071                   1,071
  Benefit from operating
   loss carryforwards                                                                      646                                 646
  Issuance of new common
   stock                       13,523                                                       39                                  39
  Stock option exercises          666                                                                                            -
                            ---------   -----    ------    ------   -------   -----    -------   ---------      -------    -------
Balance at July 31, 1998    2,829,526   $  70         -    $   -          -   $   -   $ 22,847   $ (33,061)     $     -   $(10,144)
                            =========   =====    ======    ======   =======   =====    =======   =========      =======    ======
 (a) The number of shares have been restated to reflect the effect of the 1 for 2 1/2 share reverse stock split which was approved by the
     Company's shareholders on May 28, 1997.

     The Notes to Consolidated Financial Statements are an integral part of these financial statements.


   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (Dollars in thousands, except as otherwise noted and per share amounts)

   Note 1 - Nature of Operations and Significant Accounting Policies

   Nature of Operations: Multigraphics, Inc. (the "Company"), a Delaware corporation, distributes an extensive range of equipment, supplies, and services to the graphic arts industry. The Company has approximately 20,000 customers, including small and mid-size commercial printers, quick print franchises, in-plant print shops, governmental agencies, and educational institutions. No individual customer accounts for more than 10% of net revenue.

   The Company's headquarters and primary operations are located in Mt. Prospect, Illinois. Products are distributed throughout the United States utilizing eight distribution facilities. To a lesser extent, products are distributed internationally through independent dealers. The Company employs 342 service technicians throughout the United States to provide technical service and training.

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

   Inventories: Inventories are valued at the lower of cost determined by the first-in, first out (FIFO) method, or market.

   Properties, Equipment and Depreciation: Properties and Equipment are stated at cost and are depreciated over estimated useful lives, ranging from 3 to 10 years, primarily on a straight-line basis. The Company adjusts the net book value to recognize impairments in accordance with "SFAS 121: Accounting for the Impairment of Long-Lived Assets and Long-Lived assets to be Disposed Of."

   Goodwill: The excess purchase price over the fair market value of net assets acquired has been allocated to goodwill. These amounts are amortized over the estimated useful lives not to exceed 40 years.

   Revenue Recognition: Revenue is recognized from sales when a product is shipped. The Company recognizes warranty and equipment installation expenses at the time a product is shipped, if applicable. The expense is estimated considering current warranty policies and historical experience. Amounts billed for service contracts are credited to Service contract deferred income and recognized as revenues over the term of the contracts.

   Income Taxes: Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards
   (SFAS) No. 109, " Accounting for Income Taxes." Deferred income taxes are recorded to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end.

   Income per Common Share: "Basic earnings per share" have been calculated based upon the weighted average number of shares actually outstanding, and "diluted earnings per share" have been calculated based upon the weighted average number of common shares outstanding and other potential common shares if they were dilutive.


   Note 2 -  Acquisitions

   In December, 1997 the Company purchased all of the outstanding shares of Publishing Solutions Inc., and acquired the operating assets of Hanley Graphic Products Company. Publishing Solutions provides its customers in northeast and central Ohio with equipment and systems integration solutions utilizing digital technologies for design, pre-press, imaging, and interactive media applications. Hanley Graphic Products Company is a regional dealer of graphic arts equipment and supplies serving customers in Northern Illinois. In June, 1998 the Company acquired the business and certain assets of Progressive Lithoplate and Supply Company, a regional graphic arts dealer serving customers in Northern Illinois.

   The aggregate purchase price for the three companies was $6,873 including expenses of the transactions, and could increase by a maximum of $1,950, contingent upon the attainment of certain operating targets by the acquired companies over the next two years. The excess purchase price over the fair market value of net assets acquired amounts to a preliminary value of $3,723, which will be amortized over a period not to exceed forty years. The allocation of purchase price was based on preliminary estimates, and may be revised at a later date.

   The acquisitions have been accounted for as purchases and, accordingly, the financial statements include results of operations from the date of acquisition. The following pro forma summary presents the results of operations for the current and prior period as though the acquisitions had taken place at the beginning of the prior period. The pro forma amounts give effect to certain adjustments including increased interest expense, goodwill amortization, estimated income tax expense as well as other factors, and do not necessarily reflect the results which would have occurred had the businesses operated as a single entity during such periods, nor are they necessarily indicative of results which may be obtained in the future.

                        July 31,    July 31,
                            1998        1997
   Revenues             $108,063    $120,385

   Net Income           $  1,110    $    335

   Earning per share:

   Basic                 $  0.39     $  0.12

   Diluted               $  0.38     $  0.12

   Note 3 - Borrowing Arrangements

   The Company's short and long-term borrowings are comprised of the following:

                                 July 31,        July 31,
                                   1998            1997
    Revolving Credit Facility      $ 7,768       $      -
    General Unsecured Claims
      & Priority Tax Claims          2,364          6,649
    Capital Leases                   1,760          2,476

             Total                 $11,892       $  9,125




   Classified in the Consolidated Balance Sheet
   as follows:
      Short-term                   $10,844       $  5,773
      Long-term                      1,048          3,352

              Total                $11,892       $  9,125

   In May, 1997 the Company entered into a $10,000 three year secured Revolving Credit Facility (subject to borrowing base limitations) with Foothill Capital Corporation ("Foothill"). The Revolving Credit Facility includes a $5,000 sub-facility for the issuance of letters of credit. As security for utilization of the Revolving Credit Facility, the Company granted a security interest and general lien upon all of its assets. On February 19, 1998 the Revolving Credit Facility was amended and restated ("the Amendment") to add the Company's wholly owned subsidiary, Publishing Solutions Inc., as a co-borrower under the Facility. The Amendment was made, among other things, to allow the eligible assets of Publishing Solutions Inc. to be included in the Company's borrowings base and to reset the Company's covenant requirements in light of the acquisitions made by the Company during the quarter ended January 31, 1998. On July 30, 1998 the Revolving Credit Facility was amended further to, among other things, (1) grant the Company the ability to increase the Revolving Credit Facility limit in increments of $1,000 up to a maximum limit of $15,000 and, (2) extend the expiration date an additional two years to May 30, 2002 plus an automatic one year extension unless terminated pursuant to the terms of the Revolving Credit Facility. On July 31, 1998, the Company increased the Revolving Credit Facility limit to $11,000 and the calculated borrowing base was approximately $11,000. As of July 31, 1998, the Company had borrowings of $7,768 under the Revolving Credit Facility and was utilizing approximately $1,804 of the facility to secure outstanding letters of credit. Interest generally will be charged at a spread of 1% above the reference (i.e. prime) rate of Foothill and can be reduced in 1/2% increments in each of the next two fiscal years if certain performance measures are achieved. As of July 31, 1998 the reference rate was 8.5%. Letter of credit fees are 0.75% per annum plus issuance costs and processing fees. The agreement contains restrictive covenants limiting capital expenditures, restricting the payment of dividends and other payments and providing for quarterly measures of working capital and net worth, among other things. In addition, the agreement limits the Company's ability to borrow or to request letters of credit following a material adverse change as determined by Foothill. As of July 31, 1998, the Company was in compliance with the covenants of the Revolving Credit Facility.

   On October 13, 1993 the Company concluded a reorganization when the United States Bankruptcy Court for the District of Delaware confirmed the Company's Plan of Reorganization (Plan). The Plan provides that holders of allowed general unsecured claims receive cash payments toward satisfaction of the full amount of their claims in equal quarterly payments payable on the last business day of each calendar quarter ending after October 13, 1993 over a five-year period, together with interest at 5% per annum. Holders of priority tax claims are paid 10% of the allowed claim together with accrued and unpaid interest at 8% per annum on the then outstanding amount on each anniversary of October 13, 1993 which occurs prior to the sixth anniversary of the date of assessment, and the balances of such claims along with accrued and unpaid interest on the sixth anniversary. For financial reporting purposes interest on general unsecured claims has been imputed at 9% per annum. At July 31, 1998 the Company had $2,179 of restricted cash which pertains to the settlement of disputed claims in accordance with the Plan.

   As of July 31, 1998, aggregate maturities of total debt and capitalized leases, are as follows:

        Due fiscal year ending:
                  1999                     $3,078
                  2000                        533
                  2001                        211
                  2002                      7,925
                  2003 and thereafter         145

   The Revolving Credit Facility is classified as a current liability on the balance sheet to comply with the accounting requirements.
   However, for the aggregate debt maturities above, the Revolving Credit Facility amount of $7,768 is reflected in 2002, the year the Revolving Credit Facility expires.

   Cash paid for interest was $1,202 during 1998, $1,647 during 1997 and $2,282 during fiscal 1996.


   Note 4 - Capital Structure

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

   Note 5 - Commitments and Contingencies

   The Company received creditor claims during its bankruptcy proceedings which the Company believes are duplicative, erroneous or exaggerated and to which the Company believes it has valid defenses. The Company has filed objections to these disputed claims in the United States Bankruptcy Court in Delaware. As of July 31, 1998 and July 31, 1997, disputed claims amounted to $5,205 and $8,205, respectively. The disputed claims are primarily comprised of environmental and product liability claims. Although the vast majority of the claims filed in the bankruptcy proceedings have been expunged or resolved within the Company's reserves, a few significant disputed claims remain pending in the bankruptcy proceeding.

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



   Note 5 - Commitments and Contingencies (continued)

   The Company has sold certain receivables related to machine sales, subject to recourse provisions and repurchase provisions. Management believes unreserved exposures pertaining to these contingencies will not materially impact the Company's financial condition, results of operations or liquidity.

   Note 6 - Income Taxes

   The components of income tax expense (benefit) are as follows:


                                       Twelve Months Ended

                                  July 31,   July 31,   July 31,
                                    1998       1997       1996

   The domestic and foreign components of income (loss) from continuing operations are as follows:

   Domestic                      $   1,717    $    366   $(18,857)

   Foreign                               -        (263)    (1,397)

                                 $   1,717    $    103   $(20,254)


   Provision (benefit) for income taxes
      for continuing operations:

      Domestic                   $     646    $      -   $      -

      Foreign                            -           -        (97)

                                 $     646    $      -   $    (97)



   A reconciliation of the income tax expense (benefit) on income
   (loss) per the U.S. federal statutory rate to the reported income tax expense (benefit) follows:

   US Federal statutory rate
   applied to pretax
   income (loss)                 $     584     $    35   $ (6,886)

   Operating loss with no
    current tax benefit and
    varying tax rates of other
    national governments                 -          89      6,597

   Permanent tax differences            19        (124)       192

   State taxes, net of federal
     benefit                            43           -          -

   Income tax expense (recovery) $     646     $     -   $    (97)


   The Company accounts for income taxes pursuant to Statement of Financial Accounting Standard (SFAS) No. 109. At July 31, 1998 and July 31, 1997 the approximate amounts of deferred tax assets and deferred tax liabilities resulting from temporary differences and carryforwards were as follows:

                                    1998       1997
  Deferred Tax Assets
        Inventory valuation       $ 1,200    $ 1,100
        Insurance reserves          4,400      4,700
        Other                       3,800      6,100

   Subtotal                         9,400     11,900
   Domestic tax operating loss
   carryforwards limited by
   Sec 382.                        21,000     21,000
   Domestic tax operating loss
   carryforwards                   60,000     59,300
   AMT credit carryforward          1,800      1,800

   Deferred Tax assets             92,200     94,000
        Valuation allowance       (92,200)   (94,000)

   Net deferred tax asset         $     -    $     -


   The Sec. 382 ownership change which resulted from the 1993 bankruptcy reorganization imposed a limitation on the usage of pre-reorganization domestic tax operating loss carryforwards. Usage of this loss carryforward is limited to $3,689 per year or $55,335 for a period of 15 years following the ownership change. In addition, as of July 31, 1998, the Company had domestic tax loss carryforwards of approximately $158,000 attributable to post-reorganization periods and therefore not subject to limitation. The domestic tax loss carryforwards will expire from 1999 to 2013. The AMT credit, although subject to the Sec. 382 limitation, has no expiration date.

   During 1998, the deferred tax asset and related valuation allowance decreased by $1,800 primarily due to decreases in the Company's reserve balances. Due to the uncertainty as to the realizability of the deferred tax assets, the Company has established valuation allowances in accordance with SFAS No. 109 to offset the asset.

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

   Note 7 - Deferred Compensation

   Restated for the reverse stock split discussed in Note 4, as of July 31, 1998, the Company's 1994 Long Term Incentive Plan provides for the issuance of 560,000 shares of $.025 par value Common Stock. Options to purchase the Common Stock are awarded at a price not less than 100% of the market price on the date of grant, become exercisable at various dates generally from one to four years after the date of grant, and expire ten years after the date of grant. In the event a holder of options is no longer employed by the Company, the unvested shares are canceled upon the employee's termination and any vested shares must be exercised within 90 days or they are also canceled

                                         1998                     1997

                                        Exercise                 Exercise
                                         Price                    Price
                            Number       Range        Number      Range
                              of                        of
                            Shares     Per Share      Shares     Per Share
   Outstanding at the
   Beginning of the Year   293,649 $2.1875-8.660     202,460  $  6.250-8.660

    Granted                129,000 $ 2.500-4.875     179,150  $2.1875-2.4375
    Exercised                (666) $      2.4375    (11,969)* $        3.000
    Canceled              (71,600) $2.1875-8.660    (75,992)  $ 4.6426-6.875

   Outstanding at the End
   of the Period           350,383 $2.1875-8.660     293,649  $ 2.1875-8.660

   Exercisable at the End
   of the Period           104,416 $2.1875-8.660      87,039  $ 2.1875-8.660


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

   Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options granted subsequent to July 31, 1995 under the fair value method of that statement. The fair value of options granted in fiscal years 1998, 1997 and 1996 reported below has been estimated at the date of grant using the following weighted average assumptions:

                                 1998     1997     1996
   Risk-free rate (%)            5.90     5.85     5.96
   Volatility  (%)               33.0     25.0     30.0
   Expected Life (in years)      5        5        5
   Dividend Yield                ---      ---      ---

   Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of stock options granted through July 31, 1998, 1997 and 1996 was $1.55, $1.72 and $2.38 per
   share, respectively.

   Note 7 - Deferred Compensation (continued)

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income and per share data from continuing operations is as follows:

                                    1998      1997     1996
   Pro Forma Net Income (loss):    $1,029    $   94   $ (20,159)

   Pro Forma Per Share Data:
                     Basic         $  .36    $  .03   $   (7.19)
                     Diluted       $  .36    $  .03   $   (7.19)

   Because the Company anticipates making additional grants and options vest over several years, the effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. SFAS No. 123 is applicable only to options granted subsequent to July 31, 1995.


   Note 8 - Unusual Items

   On September 20, 1996, the Company completed the sale of its 2,148,000 shares of AM Japan Co., Ltd. ("AM Japan") and received proceeds of approximately $10,600, net of certain costs. A gain of approximately $2,600 was recorded by the Company in the quarter ended November 2, 1996, after providing for expenses related to the sale.

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


   Note 9 - Discontinued Operations


   The results of discontinued business units are included in the consolidated statements of operations under "discontinued operations." The following table summarizes key financial data related to the discontinued operations:

                                        Twelve Months ended

                                   July 31,    July 31,   July 31,
                                     1998       1997        1996
   Net sales                        $     -    $     -    $ 149,256

   Gross margin                           -          -       34,709

   Operating income (loss)                -          -      (6,749)

   Non-operating (income)
   expense                                -          -        2,136

   Allocated interest expense             -          -          581

   Income tax provision
   (benefit) applicable
   to discontinued businesses             -          -          664

   Income (loss) from operations
   of discontinued businesses net
   of taxes                               -          -     (10,130)

   Loss on sale                           -          -     (15,212)

   Income (loss) from
   discontinued operations          $     -    $     -    $(25,342)

   In August 1996, the Company completed the sale of substantially all of the assets and liabilities of the Sheridan Systems division for proceeds of $50,100. A loss of $15,212 was recorded in the fourth quarter of the Company's fiscal year ended July 31, 1996 as a result of the transaction, with no recorded tax benefit.

   During fiscal year 1996 the Company completed the exit of its Multigraphics - International subsidiaries with the sale of its subsidiaries in the Netherlands, France, and Belgium and the placement of the Company's Multigraphics UK holding company into an Administration Proceeding. The sale of the subsidiaries in the Netherlands, France, and Belgium required the Company to provide consideration of approximately $3,000 in the form of cash and other assets. No gain or loss was recorded as a result of the exit of the
   Multigraphics - International subsidiaries.   The results of operations
   of Sheridan Systems and the divested Multigraphics - International operations are presented in the consolidated financial statements as discontinued operations. Interest expense pertaining to the Company's Revolving Credit Facility has been allocated based upon the ratio of the net assets of the discontinued operations to the consolidated capitalization of the Company. Continuing operations and discontinued operations reflect the net tax benefit or tax expense generated by the respective operations, limited, however, by the income tax benefit or tax expense recognized in the Company's historical financial statements. No general corporate expenses have been allocated to the discontinued operations. The results of the discontinued operations are not necessarily indicative of the results of operations which may have been obtained had the continuing and discontinued operations been operating independently.

   Note 10 - Balance Sheet Accounts

                                       July 31,   July 31,
                                         1998       1997
   Accounts receivable:
     Accounts receivable             $ 14,929    $ 11,080
     Allowance for doubtful
      accounts                          (300)       (334)

   Accounts receivable, net          $ 14,629    $ 10,746

   Property, plant and equipment:
     Machinery and equipment         $ 11,985    $ 14,196

     Leasehold improvements             3,338       3,103

                                       15,323      17,299
   Less accumulated depreciation
   and amortization                   (5,769)     (7,077)

   Property, plant and equipment, net $ 9,554    $ 10,222

   Goodwill:
        Goodwill                     $  3,723    $      -
        Amortization                     (42)           -

        Goodwill,  net               $  3,681    $      -

   Note 11 - Retirement Benefit Plans

   The Company maintains defined contribution retirement plans for domestic employees comprised of a savings plan (401(k)) and a profit sharing plan (Retirement Accumulation Plan). Contributions to these plans take the form of (i) Company contributions to match a portion of employee contribution and (ii) contributions made at the discretion of the Board of Directors. The Company's contributions to the domestic defined contribution plans were $800, $911 and $1,317 in 1998, 1997 and 1996 respectively.

   In addition, the Company provides limited life insurance and health care benefits to certain domestic retired employees and provides for certain medical and life insurance benefits for retirees of previously closed manufacturing locations.

   Net post-retirement life and health care cost includes the following components:

                                            Twelve Months Ended

                                       July 31,   July 31,    July 31,
                                         1998       1997        1996

   Service Cost - benefits earned
   during the period                   $       3   $      3   $      5
   Interest cost on accumulated post-
   retirement benefit obligation             622        622        843
   Amortization of unrecognized
   actuarial gain                           (50)      (304)          -

   Total life and health care costs    $     575   $    321   $    848

   The plans' funded status at July
   31, was as follows:
                                           1998       1997        1996

   Actuarial present value of benefit
   obligations-
      Retirees                         $   7,323   $  8,348   $  9,617
      Fully eligible active
        participants                         197        224        294

   Accumulated postretirement benefit
   obligation                              7,520      8,572      9,911
   Cumulative unrecognized actuarial
   gain                                    1,106      1,157        253
   Plan assets                                 -          -          -

   Accrued post-retirement life and
   health care costs                   $   8,626   $  9,729   $ 10,164


   Assumptions used for the Company's retiree life and health care plans as of July 31, were as follows:

                                           1998       1997
   Discount rate for determining
   obligations and interest cost           7.25%      7.25%

   If the health care cost trend rates were increased 1% for all future years, the accumulated post-retirement benefit obligation would have increased 2.9% at July 31, 1998. The effect of this change on the aggregate of service and interest costs would have been an increase of 2.6% for 1998. An 11% increase in the health care cost trend rate was assumed for retirees under age 65 and an 9.0% increase for those over the age of 65. These rates are assumed to decrease gradually to 5.5% in the year 2001.

   Note 12 - Lease Transactions

   The Company leases certain real and personal property and is responsible for most maintenance, insurance and tax expenses related to leased facilities. At July 31, 1998, the future lease payments for continuing operating leases are as follows:

             1999                                   $1,666
             2000                                    1,413
             2001                                    1,264
             2002                                    1,266
             2003                                    1,283
             2004  and thereafter                    2,459

             Total future operating
             lease payments                         $9,351

   Rental expenses for all operating leases were $2,026, $2,741 and $5,184 in 1998, 1997 and 1996, respectively.


   Note 13 - Geographic Segments

   The Company is a distributor of equipment, supplies and services to the graphic arts industry. Its only current operations are in the United States. The Company distributes on a lesser scale internationally through foreign dealers. In September 1996, the Company sold all of its interest in its AM Japan subsidiary.

                          Twelve Months Ended

                    July 31,   July 31,    July 31,
                      1998      1997        1996
   Revenues
      North America  $ 95,251   $87,510  $137,981
      Japan                 -     1,151    30,071
             Total   $ 95,251   $88,661  $168,052


   Operating Profit (Loss)
      North America  $  3,271    $1,609  $(16,007)
      Japan                 -     (340)      (442)

             Total   $  3,271    $1,269  $(16,449)


   Assets
      North America  $ 45,639   $44,900  $  47,324
      Japan                 -         -      7,698

             Total   $ 45,639   $44,900  $  55,022

   Note 14 - Quarterly Financial Information - (Unaudited)
   A summary of quarterly financial information for fiscal 1998 and 1997 is as follows:

                                               Quarter
   1998                       1st       2nd      3rd      4th      Total
                                                                    Year
   Revenues                  $20,700  $22,199   $27,431  $24,921  $ 95,251
   Gross Profit                5,546    5,364     7,165    7,107    25,182

   Net income                $   158  $   164   $   555   $  194  $  1,071


   Per Common Share (1):

   Basic                     $  0.06  $  0.06   $  0.20   $ 0.07  $   0.38

   Diluted                   $  0.06 $   0.06   $  0.19   $ 0.07  $   0.37

   Closing Market Price (2)
            High             $ 2.750  $ 4.688   $ 6.375   $8.938   $ 8.938
            Low              $ 1.625  $ 2.500   $ 3.750   $4.750   $ 1.625


                                               Quarter

   1997                       1st       2nd      3rd      4th      Total
                                                                    Year
   Revenues                  $27,699  $20,767   $20,869  $19,326  $ 88,661
   Gross Profit                7,246    5,558     6,277    5,709    24,790
   Net income (loss)         $   519  $ (857)   $   268   $  173  $    103



   Per Common Share (1):

   Basic                     $  0.19  $(0.31)   $  0.10   $ 0.06  $   0.04

   Diluted                   $  0.19  $(0.31)   $  0.10   $ 0.06  $   0.04

   Closing Market Price (2)
            High              $1.700   $1.850   $ 1.500   $2.500  $  2.500
            Low               $0.550   $1.500   $ 1.100   $1.500  $  0.550


   (1) Sum of quarters may not equal the total for the year due to changes in the number of shares outstanding during the year.

   (2) The Company's common stock is traded on the American Stock Exchange under the ticker symbol "MTI". Market price has been restated to reflect the effect of the 1 for 2-1/2 share reverse stock split approved by the Company's shareholders on May 28, 1997.

   Note 15 - Five Year Financial Summary

                                                       Sept. 30    Aug. 1
                                                         1993      1993
                                                        Through   Through
                                  Years Ended

    Operations:           July     July    July    July  July 31,  Sept. 29,
                          31,      31,     31,     31,     1994      1993
                         1998      1997   1996    1995
    Revenues            $ 95.3   $ 88.7  $168.1  $191.5 $  163.8  $     26.5
    Gross profit          25.2     24.8    37.6    52.7     51.4         7.0
      as a percent
      of revenues         26.4%    28.0%   22.4%   27.5%    31.4%      26.4%
    Unusual items
    (inc.) exp.              -     (2.1)    7.0       -        -           -
    Operating
      income (loss)        3.3      1.3   (16.4)   (2.5)     6.8       (2.0)
      as a percent
      of revenues          3.5%     1.5%   -9.8%   -1.3%     4.2%      -7.5%
    Net income (loss)
      from continuing
      operations           1.1      0.1   (20.2)   (4.2)     2.1        21.8
    Income (loss)
      from discontinued
      operations             -        -   (25.3)    8.8      4.6      (27.8)

    Extraordinary gain                        -       -        -        58.7
    Net income (loss)   $  1.1   $  0.1  $(45.5) $  4.6 $    6.7  $     52.7
    Capital Employed
      Working Capital    (11.2)    (5.9)  (38.9)   61.5      8.7      (17.6)
      Total Assets        45.6     44.9    98.0   163.1    169.2       164.4
      Long-Term Debt       1.0      3.4     8.5    14.9     19.4        25.5
    Shareholder's Equity (10.1)   (11.9)    2.3    48.3     42.8        36.0
    Per Common Share
     Net income(loss) from
       continuing operations                                             N/A

      Basic             $ 0.38   $ 0.04  $(7.19) $(1.48)  $ 0.75
      Diluted           $ 0.37   $ 0.04  $(7.19) $(1.48)  $ 0.75
    Market Price
      High (1)          $8.938   $2.500  $20.938 $30.625  $29.688        N/A
      Low (1)           $1.625   $0.550  $ 4.688 $20.313  $21.875        N/A
    Average number of common shares
     and equivalents (in thousands) (2)

      Basic             $2,823   $2,807  $2,803  $2,808   $2,802         N/A
      Diluted           $2,895   $2,811  $2,803  $2,808   $2,802         N/A
   Number of Employees
   at Year End             671      651   1,121   1,378    1,520       1,633


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



                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


   To the Shareholders and the
   Board of Directors of
   Multigraphics, Inc.

   We have audited the accompanying consolidated balance sheets of Multigraphics, Inc. as of July 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multigraphics, Inc. as of July 31, 1998 and 1997, and the results of its operations and cash flows for each of the three years in the period ended July 31, 1998, in conformity with generally accepted accounting principles.


   ARTHUR ANDERSEN LLP


   Chicago, Illinois
   September 25, 1998

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                                ON SCHEDULE


   To Multigraphics, Inc.:

   We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in Multigraphics, Inc.'s Annual Report to Stockholders incorporated by reference in this Form 10-K, and have issued our report thereon dated September 25, 1998. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in
   Part IV, Item 14(a)(2) is the responsibility of the Company's management and is presented for the purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in re-lation to the basic financial statements taken as a whole.


   ARTHUR ANDERSEN LLP



   Chicago, Illinois,
   September 25, 1998



   COMPANY DESCRIPTION

        Multigraphics, Inc., is a distributor of a broad range of equipment and supplies and a service provider to the graphic arts industry. The Company employs approximately 670 people and is headquartered in Mt. Prospect, Illinois. In May, 1997 the Company's Stockholders approved a change in the name of the corporation from "AM International, Inc." to "Multigraphics, Inc."

   STOCKHOLDER INFORMATION

        Stock Information

        Multigraphics, Inc.'s Common Stock trades on the American Stock Exchange under the ticker symbol "MTI".

        Stockholders of Record

        As of October 21, 1998 the Company had approximately 1,000 stockholders of record.

        Investor Inquiries

        Analysts, portfolio managers and representatives of financial institutions seeking information about the Company should contact Thomas D. Rooney at the corporate headquarters or call
        (847) 375-1700.

        Stock Transfer Agent and Registrar

        First Chicago Trust Company of New York
        P.O. Box 2500
        Jersey City, New Jersey  07310
        (800) 446-2617

        Annual Meeting of Stockholders

        The Annual Meeting of Stockholders for the fiscal year ended July 31, 1998 will be held on December 3, 1998 at 11:00 a.m. (Central Standard Time) at the Company's headquarters at 431 Lakeview Court, Mt. Prospect, IL, 60056.

        Reports and Publications

        The Company's Report on Form 10-K (without exhibits other than those specifically incorporated therein by reference), Annual Report to Stockholders, Proxy Statement, Quarterly Reports or other printed corporate literature can be obtained without charge, upon written request to the Shareholder Relations Department at the corporate headquarters, or by calling (847) 375-1700.

        Independent Public Accountants     Corporate Headquarters

        Arthur Andersen LLP                Multigraphics, Inc.
        33 West Monroe Street              431 Lakeview Court
        Chicago, Illinois  60603           Mt. Prospect, Illinois
        60056
                                          (847) 375-1700


        Board of Directors

        Jeff M. Moore                      Robert E. Anderson III
        Apollo Advisors, L.P.              Owens & Minor, Inc.

        Jeffrey D. Benjamin                Robert N. Dangremond
        Co-Chief Executive Officer         Principal
        Libra Investments                  Jay Alix & Associates

        Thomas D. Rooney
        President and CEO
        Multigraphics, Inc.

        Committees of the Board

        Audit Committee           Compensation and Management Committee

        Jeff M. Moore, Chairman           Jeffrey D. Benjamin, Chairman
        Robert E. Anderson III            Robert E. Anderson III
        Jeffrey D. Benjamin               Robert N. Dangremond
        Robert N. Dangremond              Jeff M. Moore

        Executive Officers

        Thomas D. Rooney
        President and
        Chief Executive Officer

        Steven R. Andrews
        Vice President, General Counsel and Secretary

        Mark F. Duchesne
        Vice President Distribution Operations

        Donald W. Hanigan
        Vice President and President,
        Hanley Graphic Products Division

        Gregory T. Knipp
        Vice President, Chief Financial Officer and Treasurer

        Raymond T. Leach
        Vice President and CEO,
        Publishing Solutions Inc.

        Charles T. Richards
        Vice President Service Operations

        Keith E. Stewart
        Vice President and President
        Publishing Solutions Inc.